Hewitt

03043356

P.E.
9/30/03

DEC 2 3 2003

ARS

Why Hewitt?

PROCESSED
DEC 29 2003
THOMSON
FINANCIAL

Hewitt Associates, Inc. 2003 Annual Report

Hewitt enables businesses...

to transform

the way they work...

Businesses are about many things. But most of all, they are about people. So changing—transforming—business to increase speed, seize new opportunities, and grow begins with changing the way in which business manages people.

Hewitt Associates makes change work. As a world leader in human capital management, our mission is to help companies and the people who work for them succeed—together.

We help our clients manage change, costs, complexity, and growth. We assist them in attracting, retaining, inspiring, and rewarding the talent they depend on for success.

We enable our clients to reduce the time, money, and energy they spend on human resource processes, functions, plans, and programs so they can devote more of all three to doing what they do best. And soar to new heights.



Strategy and Policy Workforce Planning	Strategy and Policy Learning and Development	Strategy and Policy Rewards and Recognition	Strategy and Policy Recruiting and Staffing	Strategy and Policy Performance	Strategy and Policy Health and Welfare	Strategy and Policy Retirement	Strategy and Policy Payroll Processing	Strategy and Policy Time and Attendance	Strategy and Policy Tax Management
Financial Analysis Workforce Planning	Financial Analysis Learning and Development	Financial Analysis Rewards and Recognition	Financial Analysis Recruiting and Staffing	Financial Analysis Performance	Financial Analysis Health and Welfare	Financial Analysis Retirement	Financial Analysis Payroll Processing	Financial Analysis Time and Attendance	Financial Analysis Tax Management
Corporate Restructuring Support Workforce Planning	Corporate Restructuring Support Learning and Development	Corporate Restructuring Support Rewards and Recognition	Corporate Restructuring Support Recruiting and Staffing	Corporate Restructuring Support Performance	Corporate Restructuring Support Health and Welfare	Corporate Restructuring Support Retirement	Corporate Restructuring Support Payroll Processing	Corporate Restructuring Support Time and Attendance	Corporate Restructuring Support Tax Management
Plan/Program Design Workforce Planning	Plan/Program Design Learning and Development	Plan/Program Design Rewards and Recognition	Plan/Program Design Recruiting and Staffing	Plan/Program Design Performance	Plan/Program Design Health and Welfare	Plan/Program Design Retirement	Plan/Program Design Payroll Processing	Plan/Program Design Time and Attendance	Plan/Program Design Tax Management
Local HR Administration Workforce Planning	Local HR Administration Learning and Development	Local HR Administration Rewards and Recognition	Local HR Administration Recruiting and Staffing	Local HR Administration Performance	Local HR Administration Health and Welfare	Local HR Administration Retirement	Local HR Administration Payroll Processing	Local HR Administration Time and Attendance	Local HR Administration Tax Management
Employee Relations Workforce Planning	Employee Relations Learning and Development	Employee Relations Rewards and Recognition	Employee Relations Recruiting and Staffing	Employee Relations Performance	Employee Relations Health and Welfare	Employee Relations Retirement	Employee Relations Payroll Processing	Employee Relations Time and Attendance	Employee Relations Tax Management
Communications Workforce Planning	Communications Learning and Development	Communications Rewards and Recognition	Communications Recruiting and Staffing	Communications Performance	Communications Health and Welfare	Communications Retirement	Communications Payroll Processing	Communications Time and Attendance	Communications Tax Management
Measurement/ Analytics Workforce Planning	Measurement/ Analytics Learning and Development	Measurement/ Analytics Rewards and Recognition	Measurement/ Analytics Recruiting and Staffing	Measurement/ Analytics Performance	Measurement/ Analytics Health and Welfare	Measurement/ Analytics Retirement	Measurement/ Analytics Payroll Processing	Measurement/ Analytics Time and Attendance	Measurement/ Analytics Tax Management
Employee Self-Management Workforce Planning	Employee Self-Management Learning and Development	Employee Self-Management Rewards and Recognition	Employee Self-Management Recruiting and Staffing	Employee Self-Management Performance	Employee Self-Management Health and Welfare	Employee Self-Management Retirement	Employee Self-Management Payroll Processing	Employee Self-Management Time and Attendance	Employee Self-Management Tax Management
Customer Service Workforce Planning	Customer Service Learning and Development	Customer Service Rewards and Recognition	Customer Service Recruiting and Staffing	Customer Service Performance	Customer Service Health and Welfare	Customer Service Retirement	Customer Service Payroll Processing	Customer Service Time and Attendance	Customer Service Tax Management
Program Management and Administration Workforce Planning	Program Management and Administration Learning and Development	Program Management and Administration Rewards and Recognition	Program Management and Administration Recruiting and Staffing	Program Management and Administration Performance	Program Management and Administration Health and Welfare	Program Management and Administration Retirement	Program Management and Administration Payroll Processing	Program Management and Administration Time and Attendance	Program Management and Administration Tax Management
[illegible]	[illegible]	[illegible]	Recruiting and Staffing	[illegible]	[illegible]	Data/Transactions Retirement	Data/Transactions Payroll Processing	Data/Transactions Time and Attendance	Data/Transactions Tax Management
[illegible]	Application Management Learning and Development	[illegible]	Application Management Recruiting and Staffing	[illegible]	Application Management Health and Welfare	Application Management Retirement	Application Management Payroll Processing	Application Management Time and Attendance	Application Management Tax Management
[illegible]	and Infrastructure Learning and Development	Organization and Infrastructure Rewards and Recognition	HR Organization and Infrastructure Recruiting and Staffing	[illegible]	HR Organization and Infrastructure Health and Welfare	HR Organization and Infrastructure Retirement	HR Organization and Infrastructure Payroll Processing	HR Organization and Infrastructure Time and Attendance	HR Organization and Infrastructure Tax Management

to help the right people do the right things... to focus... to grow.

Everything Hewitt does is aimed at helping companies improve the return on their most important resource and often their largest single investment—their people.

Our consultants help companies align their people and their human resource policies and practices with their business objectives. We have proven our ability to help senior management address some of the most important issues they face today, including rising health care and retirement costs and the intensifying battle for talent. Working as a trusted advisor to our clients, we design and deliver compensation and benefit plans that help protect both their profitability and their people.

Our outsourcing services allow clients to focus on their core activities, while benefiting from our human capital management expertise. Using proprietary technology specifically designed for human resource management, our outsourcing professionals analyze, reengineer, automate, and assume responsibility for delivering day-to-day service to nearly 300 companies and more than 17 million participants. Our workforce management services allow clients to outsource the entire range of human resource administrative functions, from recruiting through learning and development, compensation, and performance management. And our new payroll solution allows clients to free themselves of the administrative burdens related to payroll programs.

Behind all of our services are people, processes, and technology exclusively dedicated to managing human resources. Our processes reflect everything we have learned over the past 60 years about helping companies reduce costs and operate more effectively. Our technology includes the world's first, single integrated system and database for human resource benefits management. And because Hewitt's only business is people, Hewitt people give it their undivided attention, their complete commitment. We know that all businesses are about people, and the more people focus, the more they can do.


+HAIS007
Dynamic User
0103286
ITDQ
VRSP8
VRSP8
Keyboard
Keyboard
Options Help
Response Times

Our solution is unique...

Hewitt is a leader in human resources outsourcing. Hewitt is a leader in human resources consulting. And Hewitt is the only organization to integrate the two, to provide single-source solutions.

Each of our businesses strengthens all of our services. Our consultants can leverage the knowledge and data we gain through our outsourcing services to provide more effective, need-based solutions. Our experience in consulting assures that outsourcing services can be implemented smoothly and cost-effectively. We know human resources; we know the best practices, and we bring them to our clients to achieve their goals.

From actuarial valuations to human resource administration, we offer large organizations the broadest range of services—the most comprehensive solutions—in our industry. So whether it is helping merged companies consolidate their workforces, improve employee commitment to the business and its goals, or streamline operations, we have the right tools to handle complex needs.

Because we develop and own our technologies for administering benefits, payroll, and other human resource programs, we can tailor our solutions to each client's unique and evolving requirements. Our worldwide network of offices helps global organizations operate more effectively, anywhere their opportunities lead.

Our scope benefits our clients. Our broader perspective helps us get to the root of important business issues and lets us help our clients get the most from their total human resource investments. And rather than dealing with a number of systems and suppliers, they can develop an in-depth relationship with one organization that can offer a single point of accountability and efficient, cost-effective service.

Integration means clients have access to broader thinking and innovative solutions that have been tried and tested. It all comes together in a unique way, with Hewitt.


integrated
HR outsourcing and
consulting services.

Abbott Laboratories

Alcoa Inc.

American Family Insurance Group

AstraZeneca

The Boeing Company

CNA Financial Corporation

Continental Airlines, Inc.

DaimlerChrysler Corporation

Duke Energy Corporation

El Paso Corporation

First Data Corporation

Fluor Corporation

GlaxoSmithKline

Hallmark Cards, Inc.

HCA Inc.

Hewlett-Packard Company

The Home Depot, Inc.

Honeywell International Inc.

IBM Corporation

J.C. Penney Company, Inc.

Liberty Mutual Group

Novartis

Public Service Enterprise Group Incorporated

Royal Philips Electronics

Siemens

Singapore Airlines

Sony Electronics Inc.

Southern Company

Southwest Airlines Co.

Target Corporation

Verizon Communications Inc.

Wells Fargo & Company

We're obsessed with the success of our clients.

Around the world, Hewitt serves the leaders in virtually every industry. We work with more than 2,600 clients, including more than half of the *Fortune* 500, and we know them well. In fact, nearly 90% of our 100 largest clients have worked with us for five years or more.

Our clients view us as a trusted, long-term partner, because we are obsessed with their success. When our clients succeed, we succeed. So we work hard to meet their evolving needs. In the mid-1970s, for example, we helped clients adapt to new ERISA legislation, and then in the early 1980s led the development of flexible benefits and 401(k) plans. Later, we helped companies develop and apply the technology needed to implement managed care plans. As clients' needs have continually changed, we have expanded our network of offices, developed new skills, and created new services, such as payroll services and the flexible spending account administration we introduced in 2003.

We have an integrated, strategic approach to client development that helps us establish deep, long-term client relationships based on trust and partnership. Unlike many firms, we have had a dedicated group managing this process for more than 30 years.

Our commitment builds strong relationships with clients, which in turn builds our own success. By putting their concerns first, we earn our clients' confidence, so we are right where we need to be to understand their challenges and deliver the best solutions. We stand by our clients, and it positions us for growth.

Businesses continually demand more from the companies they work with, and Hewitt provides more.

We continually invest in new capabilities. New services include workforce management, payroll, and consumer-based, self-directed health and retirement programs, and health care account administration. Comprehensive workforce management services relieve human resource managers of the day-to-day processes required to administer human resource programs. Our 2003 acquisition of Cyborg Systems enabled us to answer clients' requests for payroll processing services.

We're investing in our future.


PAYROLL
PAYROLL PROC
TIME + ATTEN
TAX FILI
PEOPLE
TECH

We lead the race to address new needs. In addition to enhancing our current technology, we're investing in new technology to improve our efficiency and service. Long-term relationships with a number of leading technology companies allow us to test products while they are still in development and be the first to bring their benefits to our clients. Our Web-based delivery systems allow individuals to gain access to information about everything from their health and welfare benefits to training opportunities, and complete routine transactions at a single site. We continue to pioneer new approaches, including the use of grid computing to reduce the costs of complex benefit calculations.

We continually invest in new ways to grow.


WORKFORCE
MANAGEME
- ADMINISTRAT
- COMPENSATIO
- RECRUITING AND
- TALENT

We're pursuing strategies for growth.

Expand client relationships

Expanding relationships with existing clients is a key strategy for growth. For example, currently, fewer than 300 of our 2,600 clients use both our outsourcing and consulting services, and only about 13% of our benefits outsourcing clients use us for all three major benefits outsourcing services. As more clients recognize the benefits of consolidating these services—lower costs, greater efficiencies, a single database, an integrated Web site, and others—we expect the number to grow. The addition of payroll and workforce management further increases our opportunity to expand relationships.

1997 Benefits Outsourcing Clients


6%
14%
80%
3-Service
2-Service
1-Service

2003 Benefits Outsourcing Clients


13%
24%
63%
3-Service
2-Service
1-Service

Develop large, untapped markets

Created to serve large corporations with complex benefit programs, our outsourcing business has grown rapidly, but the market remains largely undeveloped. We estimate that fewer than one-third of the approximately 1,200 U.S. companies with more than 10,000 employees have outsourced their health programs, defined benefit programs, or both. Fewer than one-third of U.S. companies with more than 5,000 employees have outsourced their payroll processing. As more companies focus on their core competencies and confront the growing technological and regulatory challenges associated with managing human resource processes, the use of outsourcing is likely to grow dramatically.

Benefits[1]


Outsourced
= 1/3
Opportunity
= 2/3

Payroll[2]


Outsourced
= 1/3
Opportunity
= 2/3

Workforce Management[1]


Opportunity = 100%

[1] Source: Company estimates
[2] Source: IDC, June 2002

Broaden target market

We're looking beyond our traditional large employer market and expanding our distribution channels. While our outsourcing business typically serves companies with more than 10,000 employees, we believe that our services could be used effectively by companies with as few as 1,000 employees. Our Web-based services provide effective, cost-efficient solutions for companies with less complex benefit needs.

At the same time, we are developing new alliances with financial service organizations and others who have access to potential customers. Our acquisition of Northern Trust Retirement Consulting brought us new client relationships, opportunities to provide them additional outsourcing and consulting services, and more than 1 million participants. We also plan to expand our consulting services in key markets around the world.



Evolve service offerings

Since our founding, we have continually expanded our service offerings to meet our clients' evolving needs. The addition of new payroll and workforce management capabilities opens new opportunities and helps achieve our other growth strategies. Our comprehensive, integrated services can help clients manage costs and meet new regulatory and legislative requirements, give employees greater flexibility in their benefits and compensation, and help both clients and their employees concentrate on their own core activities.

Improve margins

We remain committed to working more efficiently. We are continuously improving the customer service process and shifting more work to lower-cost locations. Focused teams are improving the speed and cost-effectiveness of the implementation process. Although investments in new service offerings and the integration of our recent acquisitions have a negative impact on margins over the short term, over the long term we believe we have significant opportunities to improve our margins. As the revenues from our outsourcing operations grow through the addition of new clients and services and expansion into new markets, we expect to leverage previous investments in technology, infrastructure, and people.

We've performed well.



In challenging circumstances, we've performed well, and we are preparing to do even better.

The past year was a challenging time for many of our clients, and for Hewitt. A weak economy and the investments we made to build our business both had an impact on our results. For the first time in the last 10 years, and only the fourth time in the last 42, our organic revenues did not grow at double-digit rates.

For someone who is used to saying "we did well," it is disappointing for me to have to say "we did well, considering." Still, even though our growth rate slowed, we grew. Net revenues for our 2003 fiscal year rose 15%, to $1.98 billion. Excluding the effects of acquisitions and favorable foreign currency translations, revenues increased 5%.

But short-term results are only part of the picture. Over the past five years, our revenues have increased at a compound annual rate of nearly 18%, and the number of benefit plan participants served by our outsourcing business has more than doubled.

What's more, our year-end numbers do not reflect the progress we have made toward our three central strategic goals: to serve clients exceptionally well, to have engaged and focused associates, and to create a strong and growing business.

We are doing more than ever to help clients meet complex and constantly changing needs. We expanded our solutions to include payroll services, which, together with workforce management and benefits, form the three critical components of human resource transactions. We added new services, such as flexible spending account administration. Our retirement and financial management consultants help clients create and manage comprehensive retirement programs that increase the value of their benefit investments. Our health management consultants help clients respond to rapidly escalating health care costs by implementing consumer-based health care strategies and providing the information and education employees need to make better health care decisions. We also are active in helping clients address a number of other key issues, including executive compensation and corporate restructuring.

Having the best—and most productive—people in the people business is the only way to assure our success. Public ownership has given virtually every associate a direct ownership stake in the business. Our "one-firm firm" approach promotes teamwork and facilitates our ability to seamlessly serve our clients. Our comprehensive, intranet-based knowledge management system puts the expertise of the entire firm at the fingertips of every associate, in all of our locations around the world. New communication programs, and an even greater commitment to listening to associates, will help ensure that we all keep pulling in the same direction—to help our clients reach their goals.

The teamwork, collegiality, and open communications we have long emphasized are vital to meeting the challenges we face today—including the challenge of operating even more efficiently. By continuing to provide solutions to clients that are more cost-effective than what they could otherwise provide on their own, we will drive demand for our services. We are working to improve the efficiency of setting up new outsourcing programs. New call center forecasting and routing technologies enable us to increase the number of participants served by customer service associates. We also have begun to shift selected work to lower-cost locations, including an outsourcing service center in India that is expected to employ close to 700 associates by the end of fiscal 2004.

We are also integrating our recent acquisitions of Cyborg Systems and Northern Trust Retirement Consulting. Although these acquisitions reduce our margins over the short term, like the investments we made in the mid-1990s, they help to set the stage for new growth.

Our acquisition of the payroll services firm Cyborg met demands from clients for payroll services and rounds out our human resources outsourcing package. Our acquisition of Northern Trust Retirement Consulting, which provided both retirement and health and welfare administrative services, increases our share of the market and provides new expansion opportunities for our outsourcing and consulting businesses.

We will integrate our acquisitions and leverage their strengths. We will devote a greater number of senior consultants to expanding relationships with our current clients and developing new ones. Because the demand for our services frequently is driven by the need to lower costs, we will continue to reduce our own costs and deliver greater value.

Over the long term, our prospects are excellent. Around the world, organizations recognize the need to reduce costs, improve flexibility, increase speed, and better manage risk. At the same time, as businesses move to focus on their core activities, there is increasing acceptance of outsourcing human resource operations, a market with tremendous potential.

No one is better equipped to help businesses meet these challenges or to capitalize on these opportunities. We have the infrastructure and capital we need to grow. We have built trusted, long-term relationships with leading corporations around the world. Most of all, we have people who are dedicated to—and passionate about—the people business. Together, we will continue to help our clients and their employees succeed together.



Dale L. Gifford
Chairman and Chief Executive Officer
December 1, 2003

Hewitt at a Glance

Hewitt Service Offerings



Outsourcing
Consulting
Health
Retirement
Talent and Organization

Hewitt Associates

By continuously extending and expanding our human resource services and solutions, we have achieved more than four decades of consecutive organic revenue growth. In fiscal 2003, our net revenues grew 15% to nearly $2 billion. Excluding the effects of acquisitions and favorable foreign currency translations, our revenues increased 5%.

Our human resources outsourcing and consulting services help companies manage some of the most important issues they face today. We are differentiated in the marketplace by the depth and breadth of our human resources expertise. Our integrated approach allows us to better understand our clients' human resources needs and to develop comprehensive solutions that incorporate the complete range of human resources strategy, design, implementation, administration, communication, and employee customer service.

We will continue to grow by expanding our services to meet our clients' complex and constantly changing needs.

Outsourcing Segment Net Revenues
(dollars in millions)



$623
$803
$952
$1,115
$1,247
1999
2000
2001
2002
2003

Number of Clients: nearly 300

Outsourcing

Our outsourcing business, which represents nearly two-thirds of our net revenues, grew 12% in 2003 to $1.2 billion. Excluding the effects of acquisitions, outsourcing revenues increased 9%. Characterized by long-term contracts, annually recurring revenues, and high client retention, our outsourcing services apply our human resources expertise and an integrated technology platform to administer our clients' benefits, payroll, and workforce management programs. Hewitt is the only organization that offers large companies all three of the primary human resource business process outsourcing services, as well as a full suite of HR consulting services. Using technology and process transformation, our delivery model replaces the resource-intensive processes once required to administer benefit plans and HR programs with more efficient, effective, and less costly solutions.

Consulting Segment Net Revenues
(dollars in millions)



$436
$478
$524
$601
$734
1999
2000
2001
2002
2003

Number of Clients: nearly 2,300

Consulting

In an increasingly service- and knowledge-based economy, the effective management of human capital is critical to business success. In 2003, our consulting net revenues increased 22% to $734 million. Excluding the effects of acquisitions and favorable foreign currency translations, our revenues were flat. Our consulting business provides actuarial services and a wide array of other services covering the design, implementation, and operation of health and welfare, retirement, and compensation plans, as well as broader human resource programs.

Our growth in 2003 was driven in part by our 2002 combination with the retirement and financial management business of Bacon & Woodrow in the United Kingdom. Rising health care costs and other issues drove demand for health management consulting services, and demand for our retirement services was also strong. However, demand for some of our talent and organization consulting services declined as a result of the soft economic conditions.

Financial Highlights

Dollars in millions	Fiscal Year Ended September 30, 2003		Fiscal Year Ended September 30, 2002		% Change
Net Revenues		**$ 1,982**		$ 1,716	15%
Outsourcing Net Revenues		**$ 1,247**		$ 1,115	12%
Consulting Net Revenues		**$ 734**		$ 601	22%
Operating Income		**$ 178**		$ 240	(26)%
Core Operating Income*		**$ 217**		$ 186	16%
Approximate Number of Associates		**15,000**		14,600	3%
Market Price of Stock:+	High	Low	High	Low	
First fiscal quarter	**$ 36.36**	**$ 26.30**			
Second fiscal quarter	**$ 34.60**	**$ 24.80**			
Third fiscal quarter	**$ 29.95**	**$ 20.70**	$ 24.30	$ 22.00	
Fourth fiscal quarter	**$ 26.90**	**$ 22.95**	$ 31.40	$ 21.20	

*Core operating income and core operating margin are non-GAAP ("GAAP" as defined as accounting principles generally accepted in the United States of America) financial measures. The Company reported operating income of $161 million, $182 million, $186 million, $240 million, and $178 million for fiscal 1999 through 2003, respectively, in accordance with GAAP. In assessing operating performance, the Company also reviews its results on a core basis that: 1) includes estimated owner compensation expenses in the 1999 through 2002 fiscal periods prior to becoming a corporation (approximately $118 million, $135 million, and $146 million in fiscal 1999 through fiscal 2001, respectively, and $108 million for the first eight months of fiscal 2002—prior to incorporation); 2) excludes non-recurring expenses related to the Company's conversion to a corporate structure ($26 million in fiscal 2002); 3) excludes charges related to the amortization of the one-time, initial public offering-related grant of restricted stock to employees ($28 million and $39 million in fiscal 2002 and 2003, respectively); and 4) excludes operating losses related to Sageo ($21 million and $73 million in fiscal 2000 and 2001, respectively; refer to Management's Discussion and Analysis for information about Sageo). The Company believes this measure provides a better understanding of its underlying operating performance. Margin is expressed as a percentage of net revenues.

+Hewitt Associates, Inc. completed its initial public offering on June 27, 2002. The Company's Class A common stock is listed on the New York Stock Exchange under the symbol "HEW." As of October 31, 2003, the Company had 789 shareholders of record of its Class A common stock, 38 shareholders of record of its Class B common stock, and 51 shareholders of record of its Class C common stock. The Company has not paid cash dividends on its common stock. The Company's board of directors reevaluates this policy periodically. Any determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, terms of financing arrangements, and such other factors as the board of directors deems relevant.

Net Revenues
(dollars in millions)


$1,058
$1,281
$1,476
$1,716
$1,982
1999
2000
2001
2002
2003

Operating Income and
Core Operating Income*
(dollars in millions)

Operating Income
■ Core Operating Income


$161
$182
$186
$240
$217
$43
$68
$113
$186
$178
1999
2000
2001
2002
2003

Operating Margin and
Core Operating Margin*

Operating Margin
■ Core Operating Margin


15.2%
14.2%
12.6%
14.0%
11.0%
4.1%
5.3%
7.7%
10.8%
9.0%
1999
2000
2001
2002
2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our consolidated and combined financial statements and related notes, included elsewhere in the Company's Annual Report. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please see additional risks and uncertainties described below and in the "Notes Regarding Forward-Looking Statements" which appears later in this section.

We use the terms "Hewitt," "the Company," "we," "us," and "our" to refer to the business of Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to May 31, 2002, the date of our transition to a corporate structure, the businesses of Hewitt Associates LLC, its subsidiaries and its then affiliates, Hewitt Financial Services LLC and Sageo LLC ("Hewitt Associates and Affiliates").

We use the term "Hewitt Holdings' owner" in this Annual Report to refer to the individuals who are members of Hewitt Holdings LLC, most of whom are our employees.

All references to years, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to "2003" or "fiscal 2003" means the twelve-month period that ended September 30, 2003. All references to percentages contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refer to calculations based on the amounts in our consolidated and combined financial statements, included elsewhere in this Annual Report. Prior period amounts have been reclassified to conform with the current year presentation.

Overview

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries provide human resources outsourcing and consulting services.

In connection with our transition to a corporate structure, which was completed on May 31, 2002, Hewitt Associates, Inc. was formed as a subsidiary of Hewitt Holdings and Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. In our limited liability company form, Hewitt Holdings' owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses, and we did not incur any corporate income tax. Upon our transition to a corporate structure, (i) Hewitt Holdings' owners who worked in the business became our employees and we began to include their compensation in our compensation and related expenses, (ii) we became subject to corporate income taxes and (iii) we began to report net income and earnings per share.

On June 5, 2002, we acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The purchase price totaled $259 million and consisted of 9.4 million shares of Hewitt Associates common stock valued at $219 million, $39 million of assumed net liabilities and approximately $1 million of acquisition-related costs. For additional information on the Bacon & Woodrow acquisition, we refer you to Note 6 to our consolidated and combined financial statements for fiscal 2003. The results of operations for Bacon & Woodrow are included in our historical results from the date of the acquisition, June 5, 2002.

On June 27, 2002, we sold 11,150,000 shares of Class A common stock at $19.00 per share in our initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of our Class A common stock at $19.00 per share. The combined transactions generated $219 million in net cash proceeds after offering expenses.

For a pro forma presentation of results, had these events occurred at the beginning of fiscal 2002, we refer you to "Pro Forma Results of Operations."

On June 5, 2003, we acquired Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. ("Cyborg"), a global provider of human resources management software and payroll services. The results of operations for Cyborg are included in the results of the Outsourcing segment from the acquisition date (see Note 6 to the consolidated and combined financial statements).

On June 15, 2003, the Company acquired substantially all of the assets of Northern Trust Retirement Consulting, Northern Trust Corporation's retirement consulting and administration business ("NTRC"), which provides retirement consulting and actuarial services and defined benefit, defined contribution and retiree health and welfare administration services. The results of NTRC are included in the results of the Outsourcing and Consulting segments from the acquisition date (see Note 6 to our consolidated and combined financial statements).

On July 1, 2003, Hewitt Holdings distributed the shares of Class B common stock of Hewitt Associates it held in beneficial ownership on behalf of its owners, with the exception of certain owners resident outside the United States who will continue to hold their shares through Hewitt Holdings. The distribution reduced Hewitt Holdings' majority interest in Hewitt Associates of approximately 71% at June 30, 2003, to a minority interest of approximately 2% at September 30, 2003. The shares continue to be subject to the same restrictions with respect to transfer and book to market phase-in as they were when the shares were held by Hewitt Holdings. Also, with respect to voting, all Class B and Class C shares continue to be voted in accordance with the majority vote of those Class B and Class C stockholders participating in a preliminary vote of such holders. At September 30, 2003, the number of Class B and Class C shares outstanding totaled 68,024,381 or approximately 69% of common stock outstanding.

On August 6, 2003, owners, former Bacon & Woodrow partners and certain key employees sold 9,852,865 shares of the Company's Class A common stock in a registered secondary offering. On August 11, 2003, the underwriters exercised their over-allotment option to purchase an additional 1,477,929 shares from the selling stockholders. The offering was initiated pursuant to a request under a registration rights agreement which we and Hewitt Holdings entered into at the time of our initial public offering.

Segments

We have two reportable segments:

Outsourcing—We apply our human resources expertise and employ our integrated technology systems to administer our clients' human resources programs: benefits, payroll and workforce management. Our benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Our recent acquisition of Cyborg expands our outsourcing service offering to include payroll administration, allows us to provide our clients with a stand-alone payroll service and, importantly, enables us to offer a comprehensive range of human resources outsourcing services. Our payroll services include installed payroll software and fully outsourced processing. Our workforce management outsourcing services include the outsourcing of workforce administration, rewards management, recruiting and staffing, performance management, learning and development, and talent management.

Consulting—We provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

While we report revenues and direct expenses based on these two segments, we present our offering to clients as a continuum of human resources services.

Outsourcing

Since we first began providing outsourcing services in 1991, we have made significant investments in technology, personnel and office space to build our capabilities and address market opportunity. To maintain our outsourcing leadership position, we remain committed to making significant ongoing investments in technology, infrastructure, and people, in expanding our business and driving greater efficiencies. With the investments that we have made in the benefits administration business to date, our recent acquisitions of Cyborg and NTRC and investments in workforce management, we expect to be able to continue to improve our capabilities and attract new clients.

Consulting

In our consulting business, we are engaged by our clients to provide a wide range of human resources services. We experience a high level of recurring work because of our clients' annual needs for certain of our services, such as actuarial valuations of defined benefit plans and consultation regarding the processes of compensation review and health plan selection and negotiation. Certain of our consulting services, however, support more discretionary or event-driven client activities, including the re-engineering of a client's human resources policies, corporate restructuring and change (e.g., mergers and acquisitions), and programs and projects designed to improve human resources effectiveness. As we have seen in our business and industry, the demand for these services can be affected by general economic conditions, the financial position of our clients and the particular strategic activities they may be considering, and, therefore, is variable from period to period and difficult for us to predict.

Sageo

In January 2000, Hewitt Holdings' owners launched a new business, Sageo, with the intention of creating a stand-alone, Internet-based company that would provide a standardized set of health and welfare offerings to companies seeking less complex benefit solutions. By the second half of fiscal 2001, Sageo had achieved reasonable sales success, however, Hewitt Holdings' owners determined that it was not cost-effective to operate Sageo as a separate company since its stand-alone costs would likely exceed revenues for an extended period of time and because Sageo's services had become a logical extension of the Hewitt offering.

In the quarter ended September 30, 2001, the decision was made to transition Sageo's clients from Sageo's website to the Total Benefit Administration™ web interface. Stand-alone company expenses were eliminated, Sageo website development spending ceased and the Sageo employees who worked within the stand-alone Sageo operation were terminated or redeployed. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million nonrecurring charge). Sageo's clients continue to be served as a fully integrated element of the Outsourcing segment.

We believe that in order to analyze the historical results of our business, it is important to understand the effect that Sageo, as a stand-alone operation (which it was during fiscal 2000 and fiscal 2001), had on our financial results. In fiscal years 2001 and 2000, Sageo's operating losses were $73 million and $21 million, respectively. In fiscal 2002, during which time Sageo first operated with a significantly reduced cost structure as a part of Hewitt, Sageo contributed $2 million (which includes a $1 million reduction in an accrued liability established during fiscal 2001) to our operating income. In fiscal 2003, incremental operating costs for Sageo were not significant in relation to our Outsourcing segment or total consolidated results. The annual results of Sageo for the years ended September 30, 2002, 2001, and 2000, are included in the following table:

Sageo Historical Financial Results

	Year Ended September 30,		
In thousands	2002[2]	2001[1]	2000
Revenues before reimbursements (net revenues)	**$14,552**	$ 10,342	$ 268
Operating expenses[3]:			
Compensation and related expenses	**8,551**	34,051	12,618
Other operating expenses	**3,527**	9,014	1,075
Selling, general and administrative expenses	**174**	14,270	7,203
Non-recurring software charge	**—**	26,469	—
Total operating expenses	**12,252**	83,804	20,896
Operating income (loss)	**2,300**	(73,462)	(20,628)
Other expenses, net	**—**	(476)	(2,358)
Income (loss) before taxes and owner distributions	**$ 2,300**	$(73,938)	$(22,986)

[1]In the quarter ended September 30, 2001, the decision was made to transition Sageo clients from Sageo's website to the Total Benefit Administration™ web interface. Stand-alone company expenses were eliminated and Sageo website development spending ceased. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation.

[2]Sageo operated as part of Hewitt during the year ended September 30, 2002. Sageo's income before income taxes in 2002 includes a $1 million reduction in an accrued expense upon settlement of an obligation. The accrued expense was established in fiscal 2001.

[3]Excludes reimbursable expenses.

Critical Accounting Policies and Estimates

Revenues

Revenues include fees generated from outsourcing contracts and from consulting services provided to our clients. Of our $2.0 billion of net revenues for fiscal 2003, 63% was generated in our Outsourcing segment and 37% was generated in our Consulting segment.

Under our outsourcing contracts, our clients generally agree to pay us an implementation fee and an ongoing service fee. The implementation fee may cover only a portion of the costs we incur to transfer the administration of a client's plan onto our systems, including costs associated with gathering, converting, inputting and testing the client's data, tailoring our systems and training our employees. The amount of the ongoing service fee is a function of the complexity of the client's benefit plans or human resource programs or processes, the number of participants or personnel, and the scope of the delivery model.

In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, we recognize revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized when persuasive evidence of an arrangement exists, services have been rendered, our fee is determinable and collectibility of our fee is reasonably assured. Ongoing service fees are generally billed and recognized on a monthly basis, typically based on the number of plan participants and services and often with a minimum monthly fee. Therefore, a weakening of general economic conditions or the financial condition of our clients, which could lead to workforce reductions (and potentially participant reductions), could have a negative effect on our outsourcing revenues. Services provided outside the scope of our outsourcing contracts are typically billed and recognized on a time-and-materials or fixed-fee basis.

Losses on outsourcing or consulting arrangements are recognized during the period in which a loss becomes probable and the amount of the loss is reasonably estimable. Contract or project losses are determined to be the amount by which the estimated direct and a portion of indirect costs exceed the estimated total revenues that will be generated by the arrangement. Estimates are continuously monitored during the term of the arrangement and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

Our outsourcing contracts typically have three- to five-year terms. However, a substantial portion of our outsourcing contracts may be terminated by our clients, generally upon 90 to 180 days notice, with the payment of an early-termination charge. Normally, if a client terminates a contract or project, the client remains obligated to pay for services performed (including any unreimbursed implementation charges).

Our clients pay for our consulting services either on a time-and-materials basis or, to a lesser degree, on a fixed-fee basis. We recognize revenues under time-and-materials-based arrangements as services are provided. On fixed-fee engagements, we recognize revenues as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Each project has different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates about overall profitability and stage of project completion which impacts how we recognize revenue. Estimates are continuously monitored during the term of the engagement and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

Deferred Contract Costs and Deferred Contract Revenues

For new outsourcing services, upfront implementation efforts are required to set up a client and their human resource or benefit programs on our systems. The direct implementation or "set up" costs and any upfront set up fees are deferred and recognized into earnings over the life of the outsourcing agreement. Specific, incremental and direct costs of implementation are deferred and recognized as primarily compensation and related expenses evenly over the period between the initiation of ongoing services through the end of the contract term. Implementation fees may be received either upfront or over the ongoing services period in the fee per participant. By deferring the upfront set up fees over the ongoing services period, all set up revenues are recognized evenly over the contract term along with the corresponding deferred contract costs.

As of September 30, 2003 and 2002, net deferred contract costs in excess of deferred contract revenues totaled $22 million and $1 million, respectively. We have reclassified deferred contract costs and deferred contract revenues to show the gross amounts separately on the consolidated balance sheets. In prior periods, both short-term and long-term portions of deferred costs and revenues were recorded in prepaid expenses and other current assets, non-current other assets, advanced billings to clients, and other long-term liabilities. As a result of the reclassification, total net assets and liabilities did not change, however, total assets and total liabilities and shareholders' equity increased by equal amounts, or approximately $117 million and $128 million as of September 30, 2003 and 2002, respectively. Additionally, at September 30, 2003, a small portion of the deferred contract revenues includes deferred revenue on payroll software maintenance agreements.

Deferred contract costs and deferred contract revenues were the following at interim reporting dates:

In thousands	June 30, 2003	March 31, 2003	December 31, 2002	June 30, 2002
Deferred contract costs	$121,588	$125,285	$129,880	$130,285
Deferred contract revenues	$116,750	$117,997	$129,083	$131,679

Performance-Based Compensation

Our compensation program includes a performance-based component that is determined by management. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after our annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on our quarterly and annual results as compared to our internal targets, and takes into account other factors, including industry-wide results and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the individual, team, or Company. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Goodwill and Other Intangible Assets

On October 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. We evaluate our goodwill for impairment whenever indicators of impairment exist with reviews at least annually. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit.

Our estimate of future cash flows will be based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict.

Client Receivables and Unbilled Work In Process

We periodically evaluate the collectibility of our client receivables and unbilled work in process based on a combination of factors. In circumstances where we are aware of a specific client's difficulty in meeting its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or to others), we record an allowance for doubtful accounts to reduce the client receivable to what we reasonably believe will be collected. For all other clients, we recognize an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due. Facts and circumstances may change that would require us to alter our estimates of the collectibility of client receivables and unbilled work in process. Factors mitigating this risk include our servicing a diverse client base such that we do not have significant industry concentrations among our clients. Also, for the years ended September 30, 2003, 2002, and 2001, no single client accounted for more than 10% of our total revenues.

Long-Lived Assets Held and Used

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the discounted future cash flows of the asset.

Our estimate of future cash flows will be based on our experience, knowledge, and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict.

Stock-Based Compensation

Our stock-based compensation program is a long-term retention and incentive program that is intended to attract, retain and motivate talented employees and align stockholder and employee interests. The program allows for the granting of restricted stock, restricted stock units, and nonqualified stock options, as well as other forms of stock-based compensation. For additional information on stock-based compensation, we refer you to Note 17 to the consolidated and combined financial statements.

We account for our stock-based compensation plans under SFAS No. 123, *Accounting for Stock-Based Compensation*, which allows companies to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and provide pro forma net income and net income per share disclosures for employee stock option grants as if the fair value method defined in SFAS No. 123 had been applied.

As of September 30, 2003, nonqualified stock options to acquire a total of 7,791,989 shares of Class A common stock were outstanding. Had we determined compensation cost for the stock options granted using the fair value method as set forth under SFAS No. 123, during fiscal 2003 and 2002, we would have recorded approximately $5.4 million and $1.1 million, respectively, in additional expense, and reported net income of $89 million and $189 million, respectively. The net earnings per basic and diluted share for the year ended September 30, 2003 would have been $0.94 and $0.92, respectively. The difference between the net diluted earnings per share as reported and the net earnings per share under the provisions of SFAS No. 123 would have been ($0.05) for the year ended September 30, 2003. For fiscal 2002, the net loss applicable to common stockholders for the period from May 31, 2002 through September 30, 2002, would have been $24 million and the net loss per basic and diluted share would have been ($0.28). The difference between the net loss per share as reported and the net loss per share under the provisions of SFAS No. 123 would have been ($0.01) in 2002.

In December 2002, approximately 2,059,301 shares, constituting 36% of our outstanding restricted stock awards, vested, which included 91,458 restricted stock units that converted to Class A common stock and additional paid-in capital. In June 2003, 881,918 shares, constituting 25% of our then outstanding unvested restricted stock awards, vested, which included 48,827 restricted stock units that converted to Class A common stock and cash. As of September 30, 2003, 2,437,611 shares of restricted stock and 173,998 restricted stock units remain unvested. The related deferred compensation expense of $46 million will be recognized as compensation expense evenly over the remaining vesting periods through June 27, 2006, and will be adjusted for payroll taxes and forfeitures.

Estimates

Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, known facts, current and expected economic conditions and, in some cases, actuarial techniques. We periodically reevaluate these significant factors and make adjustments when facts and circumstances dictate, however, actual results may differ from estimates.

Basis of Presentation

Revenues

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to our clients. Revenues earned in excess of billings are recorded as unbilled work in process. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

We record gross revenue for any outside services when we are primarily responsible to the client for the services, we change the delivered product, perform part of the service delivered, have discretion on vendor selection, or bear the credit risk in the arrangement. We record revenue net of related expenses when a third party assumes primary responsibility to the client for the services.

Additionally, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown separately within total revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*. Similarly, related reimbursable expenses are also shown separately within operating expenses. We refer to revenues before reimbursements as net revenues.

Compensation and Related Expenses

Our largest operating expense is compensation and related expenses, which includes salaries and wages, annual performance-based bonuses, benefits, payroll taxes, global profit sharing, temporary staffing services, training, and recruiting. For all historical periods presented prior to May 31, 2002, compensation and related expenses do not include compensation expense related to Hewitt Holdings' owners since these individuals received distributions of income rather than compensation when we operated as a limited liability company. As a result of our transition to a corporate structure on May 31, 2002, Hewitt Holdings' owners became employees and we began to expense their compensation and related expenses.

Other Operating Expenses

Other operating expenses include equipment, occupancy, and non-compensation-related direct client service costs. Equipment costs include computer servers, data storage and retrieval, data center operation and benefit center telecommunication expenses, and depreciation and amortization of capitalized computer technology and proprietary software. Occupancy costs primarily include rent and related occupancy expenses for our offices. Non-compensation-related direct client service costs include costs associated with the provision of client services such as printing, duplication, fulfillment, and delivery.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses consist primarily of third-party costs associated with promotion and marketing, professional services, advertising and media, corporate travel, and other general office expenses such as insurance, postage, office supplies, and bad debt expense.

Other Expenses, Net

Other expenses, net primarily includes interest expense, interest income, gains and losses from investments, and gains and losses on asset disposals, shown on a net basis.

Provision for Income Taxes

Prior to May 31, 2002, taxes on income earned by the combined predecessor limited liability companies were the responsibility of the individual Hewitt Holdings' owners. Therefore, for periods ended on or prior to May 31, 2002, the historical financial statements do not reflect the income taxes that we would have incurred as a corporation. As a result of our transition to a corporate structure on May 31, 2002, we became subject to corporate income taxes and began applying the provisions of the asset and liability method outlined in SFAS No. 109, *Accounting for Income Taxes*.

Income Before Taxes and Owner Distributions and Net Income

Prior to May 31, 2002, we operated as a group of affiliated limited liability companies and recorded income before taxes and owner distributions in accordance with accounting principles generally accepted in the United States. As a result of our transition to a corporate structure on May 31, 2002, Hewitt Holdings' owners who worked in the business became our employees and we began to include their compensation in our compensation and related expenses, we became subject to corporate income taxes and we started to report net income and earnings per share. As such, the historical results of operations after May 31, 2002 reflect a corporate basis of presentation and are not directly comparable to the results from prior periods, which reflect a partnership basis of presentation.

Historical Results of Operations

The following table sets forth our historical results of operations as a percentage of net revenues. Operating results for any period are not necessarily indicative of results for any future periods.

	Year Ended September 30,		
	2003[1][2]	2002[2]	2001
Revenues:			
Revenues before reimbursements (net revenues)	**100.0%**	100.0%	100.0%
Reimbursements	**2.5**	2.0	1.8
Total revenues	**102.5**	102.0	101.8
Operating expenses:			
Compensation and related expenses, excluding initial public offering restricted stock awards[3]	**64.0**	59.1	56.8
Initial public offering restricted stock awards[4]	**2.0**	1.6	—
Reimbursable expenses	**2.5**	2.0	1.8
Other operating expenses	**20.0**	20.9	22.8
Selling, general and administrative expenses	**5.0**	4.4	6.0
Non-recurring software charge[5]	—	—	1.8
Total operating expenses	**93.5**	88.0	89.2
Operating income[6]	**9.0**	14.0	12.6
Other expenses, net	**(0.9)**	(1.0)	(0.2)
Income before taxes and owner distributions[7]			12.4%
Pretax income	**8.1**	13.0	
Provision for income taxes	**3.3**	1.9	
Net income	**4.8%**	11.1%	

[1]On June 5, 2003, we acquired Cyborg and on June 15, 2003, we acquired substantially all of the assets of NTRC. As such, their results are included in our results from the respective acquisition dates.

[2]On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our results from the acquisition date.

[3]Compensation and related expenses did not include compensation related to our owners prior to our transition to a corporate structure on May 31, 2002.

[4]Compensation expense of $39 million and $28 million for the years ended September 30, 2003 and 2002, respectively, related to the amortization of initial public offering restricted stock awards.

[5]Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to "Sageo" above.

[6]These results include the results of Sageo shown in the table on page 20. Sageo reduced operating income as a percentage of net revenues by 5.0% for the year ended September 30, 2001.

[7]Income before taxes and owner distributions is not comparable to net income of a corporation because, due to our limited liability company form in these periods, (i) compensation and related expenses did not include compensation expense related to our owners since these individuals received distributions of income rather than compensation, and (ii) the Company incurred no income tax.

Fiscal Years Ended September 30, 2003, 2002, and 2001

Revenues

Net revenues were $1,982 million in 2003, $1,716 million in 2002, and $1,476 million in 2001. Net revenues increased by 15% in 2003 and by 16% in 2002. Adjusting for the effects of acquisitions and the favorable effects of foreign currency translation, net revenues grew 5% in 2003 and 13% in 2002. Outsourcing net revenues increased by 12% to $1,247 million in 2003, by 17% to $1,115 million in 2002, and by 19% to $952 million in 2001. Excluding the effects of the acquisitions of Cyborg and NTRC in 2003, Outsourcing net revenues increased 9% in 2003. Revenue growth in our outsourcing business in 2002 and 2003, was from increased participant volume through the expansion of services with existing and new clients. Growth in 2003 was offset in part by lower pricing on new client services and renewals. In 2003, we saw continued softness in the U.S. economy and a more competitive environment for outsourcing services. Consulting net revenues increased by 22% to $734 million in 2003, by 15% to $601 million in 2002, and by 10% to $524 million in 2001. Consulting net revenues in 2003 increased primarily as a result of the June 2002 acquisition of the benefits consulting business of Bacon & Woodrow. A portion of this growth was also due to favorable foreign currency translation from the strengthening of European currencies relative to the U.S. dollar year over year and consolidation of our Dutch affiliate upon purchase of the remaining interest in that affiliate in the first quarter of 2003. Adjusting for the effects of these acquisitions and favorable foreign currency translation, Consulting net revenues were flat in 2003 and increased 6% in 2002. Growth in retirement plan and health benefit management consulting in 2002 and 2003 was offset by declines in demand for our more discretionary consulting services in 2002 and to a greater extent in 2003. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in international operations.

Compensation and Related Expenses

Compensation and related expenses were $1,269 million in 2003, $1,015 million in 2002, and $838 million in 2001. These expenses increased by 25% in 2003, by 21% in 2002, and by 17% in 2001. Please note that prior to May 31, 2002, compensation and related expenses did not include owners' compensation as Hewitt Holdings' owners were compensated through distributions of income. In connection with our transition to a corporate structure in June 2002, we incurred a non-recurring, non-cash $18 million compensation expense resulting from certain owners receiving more than their proportional share of total capital, without offset for those owners who received less than their proportional share in the conversion of owners' capital into common stock, and a non-recurring $8 million compensation expense related to our establishing an owner vacation liability. Additionally, the acquisitions of Bacon & Woodrow, Cyborg and NTRC increased compensation expense in 2002 and 2003 and the Sageo business contributed $34 million of compensation expense in 2001. The net increase in overall compensation and related expenses in 2003 over 2002 after the inclusion of estimated owner compensation and the exclusion of the non-recurring charges in 2002, was primarily due to the inclusion of Bacon & Woodrow's compensation and related expenses, cost of living increases, increases in employee headcount from 2003 acquisitions, and increases in Outsourcing personnel to support the growth of benefit administration outsourcing and workforce management. Adjusting for the effects of the acquisitions, Sageo, the incorporation one-time charges, and including estimated owner compensation of $108 million and $147 million in 2002 and 2001, respectively, compensation and related expenses as a percentage of net revenues was 64% for 2003 and 2002 and 65% in 2001.

Initial Public Offering Restricted Stock Awards

In connection with our initial public offering on June 27, 2002, we granted approximately 5.8 million shares of Class A restricted stock and restricted stock units to our employees. Compensation and related payroll tax expenses of approximately $67 million were recorded as initial public offering restricted stock award expense from June 27, 2002 through September 30, 2003, of which $39 million was recorded in 2003 and $28 million in 2002. The increase in the initial public offering restricted stock award expense in 2003 related to the timing of the vesting of the awards. The remaining $46 million of unearned compensation will be recognized evenly through June 27, 2006, and adjusted for payroll taxes and forfeitures as they arise.

Other Operating Expenses

Other operating expenses were $396 million in 2003, $358 million in 2002, and $337 million in 2001. These expenses increased by 11% in 2003, by 6% in 2002, and by 10% in 2001. Other operating expenses included increased costs from acquisitions in 2002 and 2003 and Sageo expenses of $9 million in 2001. The $38 million increase in other operating expenses in 2003 primarily reflects the inclusion of Bacon & Woodrow since the date of acquisition as well as the inclusion of acquisitions made by the Company in 2003, increased depreciation and amortization expenses on buildings, computer equipment and software and increased computer maintenance expenses. These increases were partially offset by lower telecommunications expenses in our Outsourcing segment as compared to fiscal 2002. There was a $20 million increase in other operating expenses in 2002 from 2001, which primarily reflects the inclusion of Bacon & Woodrow since the acquisition on June 5, 2002, along with increased spending in technology and maintenance expense in Outsourcing, offset in part by lower depreciation expenses on computer equipment and lower software maintenance expenses. Adjusting for the effects of the acquisitions in 2002 and 2003 and Sageo in 2001, other operating expenses as a percentage of net revenues was 20% in 2003 and 2002 and 22% in 2001. The decrease as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than other operating expenses and our leveraging prior technology and occupancy costs to support expanded and new business.

Selling, General and Administrative Expenses

SG&A expenses were $100 million in 2003, $76 million in 2002, and $88 million in 2001. These expenses increased by 31% in 2003, decreased by 14% in 2002, and increased by 16% in 2001. SG&A expenses included increased costs and amortization of intangible assets from acquisitions in 2002 and 2003 and Sageo expenses of $14 million in 2001. SG&A expenses increased $24 million in 2003 from 2002, which primarily reflects the inclusion of Bacon & Woodrow since the acquisition as well as the inclusion of the 2003 acquisitions from their respective acquisition dates, and increased travel and insurance expense in 2003. There was a $2 million increase in SG&A expenses in 2002, after excluding the effects of Sageo in 2001, which primarily reflects the operations of Bacon & Woodrow since the acquisition on June 5, 2002, offset in part by lower client-related and internal travel-related expenses. Travel expenses were lower in 2002 following the events of September 11, 2001. Adjusting for the effects of the acquisitions in 2002 and 2003 and Sageo in 2001, SG&A expenses as a percentage of net revenues was 5% in 2003 and 2002 and 6% in 2001.

Non-Recurring Software Charge

In the three months ended September 30, 2001, the decision was made to transition Sageo's clients from Sageo's website to the Total Benefit Administration™ web interface. Stand-alone company expenses were eliminated and Sageo website development spending ceased. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software, resulting in a $26 million non-recurring charge, and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation.

Other Expenses, Net

Other expenses, net were $17 million in 2003, $17 million in 2002, and $3 million in 2001. As a percentage of net revenues, other expenses, net was 1% or less in all three years. Interest expense was $20 million in 2003, $16 million in 2002, and $16 million in 2001. The increase in interest expense in 2003 over 2002 is primarily due to the addition of a full year of interest expense on our two new capital leases for office space, which we executed in the third quarter of 2002. Interest expense remained flat in 2002 from 2001 despite a portion of our short-term debt being repaid with proceeds from the initial public offering because of the two new office capital leases and their related interest expense. In 2002, other expenses, net also included a loss from a foreign currency option contract purchased in connection with our acquisition of the benefits consulting business of Bacon & Woodrow which expired in 2002. In 2001, other expenses, net included a $5 million gain on an investment related to stock that we received in connection with the demutualization of an insurance company and sold in 2001.

Provision for Income Taxes

The provision for income taxes was $66 million for the year ended September 30, 2003, compared to $33 million in 2002. The increase in the provision for income taxes in 2003, is primarily due to earnings being taxed for the full year in 2003 as compared to only four months in 2002, as a result of the timing of the Company's transition to a corporate structure on May 31, 2002 and related one-time charges in June 2002. Approximately $22 million of the $33 million tax expense for fiscal 2002 related to tax liabilities arising both from a mandatory change in the Company's tax accounting method and from the initial recording of deferred tax assets and liabilities related to temporary differences which resulted from the transition to a corporate structure. The remaining $11 million represents income tax expense arising from earnings between May 31, 2002, and September 30, 2002, while the Company operated as a corporation. The non-recurring, non-cash $18 million compensation expense resulting from owners receiving more than their proportional share of total capital, without offset for those owners who received less than their proportional share in conversion of owners' capital into common stock, was not deductible.

Segment Results

We operate many of the administrative and support functions of our business through centralized shared service operations, an arrangement that we believe is the most economical and effective means of supporting the Outsourcing and Consulting segments. These shared services include information systems, human resources, overall corporate management, finance and legal services, general office support, and space management. Additionally, we utilize a client development group that markets the entire spectrum of our services and devotes its resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of the administrative and marketing functions are not allocated to the business segments; rather, they are included in unallocated shared costs. The costs of information services, human resources and the direct client delivery activities provided by the client development function are, however, allocated to the Outsourcing and Consulting segments on a specific identification basis or based on usage and headcount. Operating income before unallocated shared costs is referred to as "segment income" throughout this discussion.

Reconciliation of Segment Results to Total Company Results

In thousands	Year Ended September 30, 2003	2002	2001
Business Segments			
Outsourcing[1][2]			
Revenues before reimbursements (net revenues)	**$1,247,234**	$1,115,462	$ 951,884
Segment income before non-recurring software charge[3]	**245,905**	272,702	164,425
Segment income[3]	**245,905**	272,702	137,956
Consulting[4]			
Revenues before reimbursements (net revenues)	**$ 734,422**	$ 600,735	$ 523,777
Segment income[3]	**136,380**	161,787	168,766
Total Company			
Revenues before reimbursements (net revenues)	**$1,981,656**	$1,716,197	$1,475,661
Reimbursements	**49,637**	33,882	26,432
Total revenues	**$2,031,293**	$1,750,079	$1,502,093
Segment income before non-recurring software charge	**$ 382,285**	$ 434,489	$ 333,191
Non-recurring software charge	**—**	—	26,469
Segment income[3]	**$ 382,285**	$ 434,489	$ 306,722
Charges not recorded at the Segment level:			
One-time charges[5]	**—**	26,143	—
Initial public offering restricted stock awards[6]	**39,010**	27,525	—
Unallocated shared costs[3]	**165,294**	140,501	121,020
Operating income[3]	**$ 177,981**	$ 240,320	$ 185,702

[1]On June 5, 2003, we acquired Cyborg and on June 15, 2003, we acquired substantially all of the assets of NTRC. Their results are included in our results from the respective acquisition dates.

[2]In the quarter ended September 30, 2001, the decision was made to transition Sageo clients from Sageo's website to the Total Benefit Administration™ web interface. Stand-alone company expenses were eliminated and Sageo website development spending ceased. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation. Sageo contributed $10 million of Outsourcing net revenues and reduced Outsourcing segment income by $73 million for the year ended September 30, 2001.

[3]Prior to May 31, 2002, Hewitt Holdings' owners were compensated through distributions of income. In connection with our transition to a corporate structure on May 31, 2002, Hewitt Holdings' owners who worked in the business became employees and we began to record their compensation as compensation and related expenses in arriving at segment income.

[4]On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in our Consulting segment results from the acquisition date.

[5]In connection with our transition to a corporate structure, the following one-time charges were incurred: a) $8 million of non-recurring compensation expense related to the establishment of a vacation liability for Hewitt Holdings' owners and b) $18 million of non-recurring compensation expense resulting from certain Hewitt Holdings' owners receiving more common stock than their proportional share of total capital, without offset for those Hewitt Holdings' owners who received less than their proportional share.

[6]Compensation expense of $39 million and $28 million for the years ended September 30, 2003 and 2002, respectively, related to the amortization of initial public offering restricted stock awards.

Outsourcing

Fiscal Years Ended September 30, 2003, 2002, and 2001

Outsourcing net revenues were $1,247 million in 2003, $1,115 million in 2002, and $952 million in 2000. Net revenues increased by 12% in 2003, by 17% in 2002, and by 19% in 2001. Revenue growth in 2003 was due, in part, to the addition of revenues from the newly acquired Cyborg and NTRC. Excluding the effects of the acquisitions, Outsourcing net revenues increased 9% in 2003. In 2003, approximately one-half of our organic Outsourcing net revenue growth was from the addition of new clients and the other half from expanding services with existing clients. Increased participant volume was offset in part by lower pricing on new client services and renewals as we saw continued softness in the U.S. economy and a more competitive environment for outsourcing services. Approximately one-quarter of our net revenue growth in 2002 was a result of adding new clients with the remainder of the growth from expanding services with existing clients.

Outsourcing segment income, before the non-recurring software charge in 2001, as a percentage of outsourcing net revenues was 20% in 2003, 24% in 2002, and 17% in 2001. Excluding the effects of the acquisitions in 2003 and Sageo's $73 million of operating losses in 2001 and including estimated owner compensation of $22 million and $32 million in 2002 and 2001, respectively, segment income as a percentage of Outsourcing net revenues was 20%, 22%, and 19% in 2003, 2002, and 2001, respectively. The decrease in margin in 2003 from 2002 primarily relates to our continued investment in the development of our workforce management service offering. The margin improvement in 2002 over 2001 reflects the leveraging of our technology and occupancy costs, as well as efforts to improve efficiencies with current clients.

Consulting

Fiscal Years Ended September 30, 2003, 2002, and 2001

Consulting net revenues were $734 million in 2003, $601 million in 2002, and $524 million in 2001. Net revenues increased by 22% in 2003, by 15% in 2002, and by 10% in 2001. Consulting net revenues increased primarily as a result of the June 2002 acquisition of the benefits consulting business of Bacon & Woodrow. A portion of this growth was also due to favorable foreign currency translation from the strengthening of European currencies relative to the U.S. dollar year over year and consolidation of our Dutch affiliate upon purchase of the remaining interest in that affiliate in the first quarter of 2003. Adjusting for the effects of these acquisitions and favorable foreign currency translation, Consulting net revenues remained flat in 2003 and increased 6% in 2002. Growth in retirement plan and health benefit management consulting in 2002 and 2003 was offset by declines in demand for our more discretionary consulting services in 2002 and to a greater extent in 2003. In 2001, we did experience growth across the entire spectrum of our consulting services, including significant growth in international operations.

Consulting segment income as a percentage of consulting net revenues was 19% in 2003, 27% in 2002, and 32% in 2001. Adjusting for effects of the acquisitions in 2003 and 2002 and including estimated owner compensation of $57 million and $79 million in 2002 and 2001, respectively, segment income as a percentage of Consulting net revenues was 19%, 16%, and 15% in 2003, 2002, and 2001, respectively. The increase in margins between 2003 and 2002 is primarily due to an increase in retirement plan and health benefit consulting services over our more discretionary consulting services which were down due to continued soft demand for those services in 2002 and 2003.

Quarterly Results

The following tables set forth the unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited consolidated and combined financial statements and, in our opinion, reflects all adjustments consisting only of normal recurring adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period.

	Fiscal 2003[1]				Fiscal 2002			
Dollars in millions, except per share data	1st Qtr	2nd Qtr	3rd Qtr[2]	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr[1][3]	4th Qtr[1]
Revenues:								
Revenues before reimbursements (net revenues)	**$ 480**	**$ 478**	**$ 495**	**$ 529**	$404	$409	$ 430	$ 473
Reimbursements	**14**	**14**	**13**	**9**	7	7	9	12
Total revenues	**494**	**492**	**508**	**538**	411	416	439	485
Operating expenses:								
Compensation and related expenses, excluding initial public offering awards[4]	**312**	**311**	**319**	**327**	217	224	272	301
Initial public offering awards[5]	**25**	**5**	**6**	**3**	—	—	1	26
Reimbursable expenses	**14**	**14**	**13**	**9**	7	7	9	12
Other operating expenses	**94**	**94**	**97**	**111**	88	87	86	97
Selling, general and administrative expenses	**19**	**24**	**25**	**32**	13	21	21	20
Total operating expenses	**464**	**448**	**460**	**482**	325	339	389	456
Operating income	**30**	**44**	**48**	**56**	86	77	50	28
Other expenses, net	**(5)**	**(4)**	**(3)**	**(5)**	(4)	(5)	(3)	(5)
Income before taxes and owner distributions[6]					$ 82	$ 72		
Income before income taxes	**25**	**40**	**45**	**51**			47	23
Provision for income taxes[4]	**10**	**16**	**19**	**22**			25	8
Net income	**$ 15**	**$ 24**	**$ 26**	**$ 29**			$ 22	$ 15
Earnings (loss) per share								
—Basic*	**$0.16**	**$0.25**	**$0.28**	**$0.31**			$(0.51)	$0.16
—Diluted*	**$0.15**	**$0.24**	**$0.27**	**$0.31**			$(0.51)	$0.15

*Earnings per share for the quarter ended June 30, 2002 reflects our operations for the month of June 2002, the one month we were a corporation.

[1] On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our results from the acquisition date. (See Note 6 to our consolidated and combined financial statements for fiscal 2003).

[2] On June 5, 2003, we acquired Cyborg and on June 15, 2003, we acquired substantially all of the assets of NTRC. As such, their results are included in our results from the respective acquisition dates.

[3] During the month of June 2002, the portion of the third quarter of 2002 during which we operated as a corporation, we also incurred several one-time charges totaling $48 million (see Note 3 to our consolidated and combined financial statements for fiscal 2003) related to our transition to a corporate structure, which resulted in a net loss. Additionally, common stock has been weighted from the dates of issuance and not from the beginning of the periods presented.

[4] In connection with our transition to a corporate structure on May 31, 2002, Hewitt Holdings' owners who worked in the business became our employees and we began to record their compensation in compensation and related expenses. We also became subject to corporate income taxes. Compensation for services rendered by Hewitt Holdings' owners has not been reflected in the consolidated and combined financial statements for periods prior to our transition to a corporate structure on May 31, 2002. Prior to our transition to a corporate structure, we operated as a limited liability company and Hewitt Holdings' owners were compensated through distributions of income rather than through salaries, benefits, and performance-based bonuses.

[5] Compensation expense of $39 million and $28 million for the years ended September 30, 2003 and 2002, respectively, related to the amortization of initial public offering restricted stock awards.

[6] Income before taxes and owner distributions as a limited liability company is not comparable to net income of a corporation because (i) compensation and related expenses does not include compensation expenses related to Hewitt Holdings' owners since these individuals received distributions of income rather than compensation and (ii) we incurred no firm-level income tax.

Seasonality and Inflation

Revenues and income vary over the fiscal year. Within our Outsourcing segment, we generally experience a seasonal increase in our fiscal fourth and first quarter revenues because our clients' benefit enrollment processes typically occur during the fall. In contrast, within our Consulting segment, we typically experience a seasonal peak in the third and fourth fiscal quarters which reflects our clients' business needs for these services. We believe inflation has had little effect on our results of operations during the past three years.

Pro Forma Results of Operations

During fiscal 2002, we completed several significant transactions. We completed our transition to a corporate structure in May 2002, and completed our initial public offering and the acquisition of Bacon & Woodrow in June 2002. The following pro forma results give effect to all three of these transactions as if they had occurred on October 1, 2001, the beginning of fiscal 2002, and exclude any non-recurring adjustments, to allow for comparability. Fiscal year 2001 pro forma results have not been presented as supplemental information as we believe those results are not comparable to the current year results primarily because of the Sageo operating losses incurred in 2001 and because the consulting business of Bacon & Woodrow, that we acquired in June 2002, did not operate as a stand-alone business for the majority of fiscal year 2001 (see Note 6 to the consolidated and combined financial statements for pro forma Bacon & Woodrow results). We believe that pro forma fiscal 2002 results provide more meaningful information for comparison with fiscal 2003 results. Current year results, as shown in the consolidated and combined statement of operations for the year ended September 30, 2003, include the effects of all three transactions and, as such, are not shown on a pro forma basis.

The Bacon & Woodrow historical results in the following pro forma combined and consolidated income statements reflect Bacon & Woodrow's results prior to the acquisition on June 5, 2002. As such, for the year ended September 30, 2002, the historical results for Bacon & Woodrow reflect approximately eight months of Bacon & Woodrow's results prior to the acquisition. The historical results of Hewitt for fiscal 2002 include Bacon & Woodrow's results since June 5, 2002.

The information presented is not necessarily indicative of the results of operations that might have occurred had the events described above actually taken place as of the dates specified. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The "Pro Forma Combined and Consolidated Income Statements" and accompanying notes should be read in conjunction with our Pro Forma Results of Operations and our financial statements and the related notes in our Registration Statement (No. 333-105560) on Form S-3 filed with the Securities and Exchange Commission in connection with our secondary offering and our consolidated and combined financial statements and related notes included elsewhere in this Annual Report.

Pro Forma Combined and Consolidated Income Statements (unaudited)

	Year Ended September 30, 2002				
Dollars in millions, except share and per share data	Hewitt Historical	B&W Historical	Acquisition and Incorporation Adjustments[1]	Adjustments for the Offering[2]	Pro Forma
Revenues:					
Revenues before reimbursements (net revenues)	$1,716	$91	$ —	$ —	$1,807
Reimbursements	34	3	—	—	37
Total revenues	1,750	94	—	—	1,844
Operating expenses:					
Compensation and related expenses, excluding initial public offering restricted stock awards	1,014	50	93	—	1,157
Initial public offering restricted stock awards	28	—	—	35	63
Reimbursable expenses	34	3	—	—	37
Other operating expenses	358	11	2	—	371
Selling, general and administrative expenses	76	14	(8)	—	82
Total operating expenses	1,510	78	87	35	1,710
Operating income	240	16	(87)	(35)	134
Other expenses, net	(17)	(1)	3	—	(15)
Income before taxes and owner distributions	223	15	(84)	(35)	119
Provision for income taxes	33	—	32	(14)	51
Income before owner distributions		$15			
Net income	$ 190		$(116)	$(21)	$ 68
Earnings per share:					
–Basic					$ 0.73
–Diluted					$ 0.71
Weighted average shares:					
–Basic					93,250,167
–Diluted					96,330,933

[1] Acquisition and incorporation adjustments include the following one-time items that are excluded for pro forma purposes: an $8 million compensation expense for a vacation liability arising from the Company's former owners becoming employees of the Company; an $18 million compensation expense resulting from the requirement to recognize the extent to which certain owners' stock allocation was greater than their proportional share of the capital accounts, without offset

for the extent to which certain owners' stock allocation is less than their proportional share of the capital accounts; a $22 million non-recurring income tax expense resulting from the mandatory change in our tax accounting method and the establishment of deferred tax assets and liabilities; a $1 million compensation expense reflecting our assumption of annuity liabilities in connection with the Bacon & Woodrow acquisition; a $6 million expense related to the former Bacon & Woodrow partners' purchase of indemnity insurance prior to the acquisition; $2 million of acquisition-related professional service expenses incurred by Bacon & Woodrow; and $4 million of losses incurred on a foreign currency purchase option related to the acquisition. Other adjustments include expenses that the Company would have incurred had it been a corporation for the entire period presented: $120 million of owner compensation expense for both the Company's owners and Bacon & Woodrow partners; $54 million of additional income tax expense as if the Company had been a taxable entity for the entire period; $2 million of amortization of intangible assets created as part of the acquisition; and $1 million of interest expense on borrowings to fund distributions of accumulated earnings to Bacon & Woodrow's partners.

[3]Offering adjustments include compensation expense of $35 million reflecting the amortization of the one-time grant of initial public offering restricted stock awards and the related income tax benefit of $14 million.

On a pro forma basis, the Company's net revenues were $1,807 million compared to its actual net revenues of $1,716 million for the year ended September 30, 2002. The difference in the net revenues is attributable to the inclusion of a full twelve months of the Bacon & Woodrow net revenues on a pro forma basis as compared to the inclusion of the Bacon & Woodrow net revenues from the June 5, 2002, acquisition date forward on an actual basis.

On a pro forma basis, the Company's net income was $68 million compared to its actual net income of $190 million for the year ended September 30, 2002. The difference is attributable to: (1) the inclusion of owner salaries, benefits, bonuses, and payroll taxes for all periods; (2) the inclusion of an estimated tax expense as if the Company had been subject to income tax for the entire period; (3) the exclusion of non-recurring charges for owner vacation accrual, the disproportionate share compensation charge, and the $22 million non-recurring income tax expense; (4) the inclusion of compensation expense for all periods, reflecting the amortization of the one-time grant of initial public offering awards to employees and the estimated tax benefit related to these awards; (5) the inclusion of the Bacon & Woodrow operations for all periods, adjusted for non-recurring items, on a pro forma basis; (6) the exclusion of losses incurred on a foreign currency purchase option; (7) the inclusion of amortization expense for the amortization of intangible assets acquired as part of the Bacon & Woodrow business in pro forma net income; (8) the inclusion of estimated interest expense for borrowings to fund the payment of distributions to the former partners of Bacon & Woodrow; and (9) the inclusion of estimated compensation expense for the assumption of annuity liabilities in connection with the Bacon & Woodrow acquisition.

Liquidity and Capital Resources

We have historically funded our growth and working capital requirements with internally generated funds, credit facilities, and term notes. Our change to a corporate structure in May 2002 and our initial public offering in June 2002 enhanced our ability to access public market financing to fund new investments and acquisitions, as well as to meet ongoing and future capital resource needs.

Summary of Cash Flows

In thousands	Year ended September 30, 2003	2002	2001
Cash provided by:			
Operating activities	**$ 278,554**	$251,221	$ 344,611
Cash used in:			
Investing activities	**(138,068)**	(95,714)	(89,631)
Financing activities	**(51,641)**	(81,728)	(209,954)
Effect of exchange rates on cash	**2,210**	2,065	(595)
Net increase in cash and cash equivalents	**91,055**	75,844	44,431
Cash and cash equivalents at beginning of period	**136,450**	60,606	16,175
Cash and cash equivalents at end of period	**$ 227,505**	$136,450	$ 60,606

For the years ended September 30, 2003, 2002, and 2001, cash provided by operating activities was $279 million, $251 million, and $345 million, respectively. The increase in cash flows provided by operating activities in 2003 over 2002 was due in part to increases in collections on client receivables. In 2002, cash collections on client receivables were lower as a result of the distribution of $153 million of client receivables to Hewitt Holdings in fiscal 2002 as part of our transition to a corporate structure, which reduced our fiscal 2002 cash flows from operating activities. This increase was offset by the inclusion of a full year of compensation expenses related to former owners and a provision for corporate income taxes, stemming from our transition to a corporate structure on May 31, 2002. Prior to May 31, 2002, the distributions to Hewitt Holdings' owners were paid out of cash flows from financing activities as capital distributions, and we did not pay corporate income taxes when we operated as a limited liability company. The decrease in cash flows from operating activities in 2002 from 2001 was also primarily due to the distribution of $153 million of client receivables to Hewitt Holdings in fiscal 2002, partially offset by an increase in net income and higher accrued expenses.

For the years ended September 30, 2003, 2002, and 2001, cash used in investing activities was $138 million, $96 million, and $90 million, respectively. The increase in cash used in investing activities in 2003 over 2002 was primarily due to cash paid for acquisitions (see Note 6 to the consolidated and combined financial statements), offset by decreased spending on computer hardware and software development. The increase in cash used in investing activities in 2002 over 2001 was primarily due to increased spending on software development at that time.

For the year ended September 30, 2003, 2002, and 2001, cash used in financing activities was $52 million, $82 million, and $210 million, respectively. In fiscal 2001, capital distributions to Hewitt Holdings had been a function of the timing of discretionary withdrawals by Hewitt Holdings' owners and the needs of Hewitt Holdings for the construction of facilities for use by Hewitt Associates and Affiliates. Subsequent to May 31, 2002, the date of our transition to a corporate structure, distributions to Hewitt Holdings' owners were replaced by compensation and related expenses, which affected the net cash provided by operating activities. The decrease in cash used in financing activities in 2003 from 2002 was primarily due to the elimination of capital distributions, which was offset by the receipt of the initial public offering proceeds in 2002. In fiscal 2003, repayments exceeded borrowings by $45 million primarily due to the repayment of borrowings from cash generated from operations. The decrease in cash used in financing activities in 2002 from 2001 was primarily due to the receipt of the initial public offering proceeds, offset by increased capital distributions. In fiscal 2002, capital distributions to Hewitt Holdings accounted for the majority of the cash used in financing activities including $55 million in cash distributed to Hewitt Holdings to fund a distribution to Hewitt Holdings' owners of accumulated earnings in preparation for our transition to a corporate structure. In fiscal 2002, repayments exceeded borrowings by $37 million primarily due to the repayment of borrowings with proceeds from the initial public offering, offset by borrowings related to two new building capital leases and the addition of Bacon & Woodrow debt.

Cash and cash equivalents were $228 million, $136 million, and $61 million at September 30, 2003, 2002, and 2001, respectively. Cash and cash equivalents increased by $91 million or 67% in 2003 and $76 million or 125% in 2002. Cash and cash equivalents increased in 2003 primarily due to the collection of receivables generated from operations, offset by payments for acquisitions and the repayment of borrowings. Cash and cash equivalents increased in 2002 primarily due to the receipt of proceeds from our initial public offering, partly offset by the payment of owner distributions to Hewitt Holdings' owners before incorporation and the reduction of debt after the offering.

Capital expenditures for property, plant and equipment, and software were approximately $70 million, $94 million, and $91 million for the years ended September 30, 2003, 2002, and 2001, respectively. The Company's significant investments were related to developing and improving its services and technologies in the Outsourcing segment, including benefits administration, payroll administration, and workforce management.

Commitments

Significant ongoing commitments consist primarily of leases and debt. The following table shows the minimum future debt or non-cancelable rental payments required under existing debt agreements or lease agreements which have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2003.

Contractual Obligations

	Payments Due in Fiscal Year				
In millions	Total	2004	2005-2006	2007-2008	Thereafter
Operating leases:					
Related party	$ 465	$ 34	$ 66	$ 67	$298
Third party	316	50	80	53	133
	781	84	146	120	431
Capital leases:					
Related party	—	—	—	—	—
Third party	144	13	19	19	93
	144	13	19	19	93
Debt	169	33	38	45	53
Total Contractual Obligations	$1,094	$130	$203	$184	$577

Operating Leases

We have entered into related party operating leases with Hewitt Holdings and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, and Overlook Associates (an equity method investment of Hewitt Holdings). The minimum aggregate lease payments on these leases totaled $465 million as of September 30, 2003. The following are real estate lease commitments with Hewitt Holdings' Property Entities which were outstanding as of September 30, 2003:

Holdings Property Entity	Location	Commencement Date	Expiration Date
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Overlook Associates	Lincolnshire, Illinois	*	*

*We have several leases of various terms with Overlook Associates. The first began in 1989 and the last will expire in 2017.

Total lease payments to Hewitt Holdings and subsidiaries were $34 million in 2003, $40 million in 2002, and $39 million in 2001. The leases were entered into on terms comparable to those which would have been obtained in an arm's length transaction. The underlying real property value owned by Hewitt Holdings' property entities aggregated $357 million and $394 million in 2003 and 2002. The investments in the properties owned by these related parties were funded through capital contributions by Hewitt Holdings and third-party debt. Total outstanding debt owed to third parties by these related parties totaled $274 million and $285 million in 2003 and 2002. The debt is payable over periods that range from 2 to 17 years, and bears fixed interest rates that range from 5.58% to 7.93%. This debt is not reflected on our balance sheet as the obligation represented by the debt is an obligation of Hewitt Holdings and its related parties and is not an obligation of the Company. Substantially all of the activities of Hewitt Holdings' property entities involve assets that are leased to us. We refer you to Note 15 of our consolidated and combined financial statements for more information regarding these related party leases.

We also have various third-party operating leases for office space, furniture, and equipment with terms ranging from one to twenty years. As of September 30, 2003, the minimum aggregate lease payments on these leases totaled $316 million. We lease office space in approximately 82 locations in 30 countries. As of September 30, 2003, the minimum annual base rent under such office leases totaled $38 million (non-U.S. lease rental rates converted into U.S. dollars at exchange rates as of September 30, 2003) and aggregate lease payments on the office leases totaled $291 million. We also have several leases for office furniture used in Hewitt-owned buildings in Lincolnshire, Illinois, The Woodlands, Texas, and Orlando, Florida. The oldest of these leases has a commencement date of January 1, 1997 and expires on June 30, 2004. The most recent of these leases has a commencement date of December 1, 1999 and expires on May 31, 2007. As of September 30, 2003, combined annual lease payments under these leases were $4 million and the minimum aggregate lease payments on these leases totaled $13 million. We also lease office equipment such as copiers, servers, and disk drives under numerous leases. Annual aggregate lease obligations under these leases as of September 30, 2003 were $8 million and the minimum aggregate lease payments on these leases totaled $12 million.

Total rental expenses for operating leases was $104 million in 2003, $104 million in 2002, and $87 million in 2001.

Capital Leases

During the third quarter of fiscal 2002, we entered into two 15-year capital leases to lease office space. At inception of the leases, we recorded $89 million in buildings and long-term debt to reflect the long-term lease obligations. Lease payments are made in monthly installments at 7.33% interest. As of September 30, 2003, the outstanding debt related to these leases was $86 million. One of the leases, totaling approximately $24 million at September 30, 2003, was with a related party, The Bayview Trust. However, on March 7, 2003, The Bayview Trust sold the building where we leased premises and our lease was assigned to the third-party purchaser of the building.

Our computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment. The amounts due are payable over three- to five-year terms and are payable in monthly or quarterly installments at various interest rates ranging from 5.8% to 8.0%. At September 30, 2003, the outstanding balance on the equipment financing agreements was $4 million.

Debt

Our debt consists primarily of lines of credit, term notes, and equipment financing arrangements. We currently have one domestic unsecured line of credit facility. The three-year facility was amended to provide for borrowings up to $75 million and to replace the tangible net worth covenant with a debt to capital covenant. Borrowings under the facility accrue interest at LIBOR plus 52.5 to 72.5 basis points or the prime rate, at our option. Borrowings are repayable upon demand or at expiration of the facility on September 27, 2005. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under the facility. If the utilization under the facility exceeds 50% of the commitment, an additional utilization fee, based on the utilization, is assessed at a rate of 0.125% per annum. At September 30, 2003, there was no outstanding balance on the facility.

On September 26, 2003, a 364-day facility, which provided for borrowings of up to $70 million, expired. There was no outstanding balance on the 364-day facility at expiration.

We had an unsecured multi-currency line of credit that permitted borrowings of up to $10 million through February 28, 2003, at an interbank multi-currency interest rate plus 75 basis points. All outstanding balances on the unsecured multi-currency line of credit were repaid in full at the expiration of the facility on February 28, 2003. In addition, Hewitt Bacon & Woodrow Ltd., our U.K. subsidiary, has an unsecured British pound sterling line of credit permitting borrowings up to £20 million until July 30, 2003, and £17 million thereafter until expiration of the facility on January 31, 2004, at a current rate of 4.53%. As of September 30, 2003, the outstanding balance was £10 million, equivalent to approximately $16 million, and is repayable upon demand or at expiration of the facility. There was other foreign debt outstanding at September 30, 2003 totaling approximately $6 million, pursuant to local banking relationships in over a half-dozen countries. In total, the outstanding balance on the line of credit and other foreign debt was $22 million as of September 30, 2003.

On March 7, 2003, we entered into a contract with a lender to guarantee borrowings of our subsidiaries up to $13 million in multiple currency loans and letters of credit to replace our unsecured multi-currency line of credit, which we repaid in February 2003. On August 1, 2003, the contract was amended to increase the guarantee amount to $20 million. There is no fixed termination date on this contract. This contract allows Hewitt subsidiaries to secure financing at rates based on Hewitt's creditworthiness; however, the terms and conditions of the financing for each of our foreign offices have not yet been finalized with the lender. On March 17, 2003, our subsidiary, the Lincolnshire Insurance Company, obtained a $6 million letter of credit under this contract. There were no borrowings under the contract or draws against the letter of credit as of September 30, 2003.

We have issued unsecured senior term notes to various financial institutions consisting primarily of insurance companies totaling $147 million as of September 30, 2003. Of this amount, $10 million bears interest at 7.65% and is repayable in October 2005; $15 million bears interest at 7.90% and is repayable in October 2010; $15 million bears interest at 7.93% and is repayable in June 2007; $10 million bears interest at 8.11% and is repayable in June 2010; $12 million bears interest at 7.94% and is repayable in five annual installments beginning in March 2003; $35 million bears interest at 8.08% and is repayable in five annual installments beginning in March 2008; and $50 million bears interest at 7.45% and is repayable in five annual installments beginning in May 2004.

A number of our debt agreements contain financial and other covenants including, among others, covenants restricting our ability to incur indebtedness and create liens, to sell the assets or stock of a collateralized subsidiary, and to pay dividends or make distributions to Hewitt Holdings' owners which would result in a default. Our debt agreements also contain covenants requiring Hewitt Associates LLC and its affiliates to maintain a minimum level of net worth ($225 million as of September 30, 2003), to maintain a maximum ratio of total debt to net worth of 0.45 to 1.00, to maintain interest rate coverage of at least 2.00 to 1.00 and to maintain a leverage ratio not to exceed 2.25 to 1.00. At September 30, 2003, we were in compliance with the terms of our debt agreements.

Self-Insurance

We established a captive insurance subsidiary in fiscal 2003 as a cost-effective way to self-insure against certain business risks and losses. To date, the captive has not issued any policies to cover any of our insurance risks, however, we have contributed $5 million in cash and secured $6 million of additional regulatory capital in the form of a letter of credit. We plan to self-insure the deductible portion of various insured exposures with the captive, as well as other company exposures, subject to market conditions.

Initial Public Offering

In connection with the initial public offering, we raised approximately $219 million in net proceeds after offering expenses. Of the $219 million of total net proceeds received, $52 million was used to repay the outstanding balance on our line of credit, $8.3 million was used to pay income taxes resulting from our transition to a corporate structure, and the balance was used for general corporate purposes and working capital.

We believe the cash on hand, together with funds from operations, other current assets, and existing credit facilities will satisfy our expected working capital, contractual obligations, capital expenditures, and investment requirements for at least the next 12 months.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. EITF Issue No. 00-21 provides guidance on how to account for revenue arrangements which include multiple products or services to ensure that all stand-alone deliverables are tracked, valued, and accounted for on an individual basis and in the proper periods. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Accordingly, in the quarter ended September 30, 2003, the Company began to apply the provisions of EITF Issue No. 00-21. The Company has contracts with multiple services primarily in the Outsourcing segment. In these contracts, stand-alone deliverables include core services, such as Defined Benefit Plan Administration, Health & Welfare Plan Administration, or Defined Contribution Benefit Plan Administration, and ancillary services, such as *Your Total Rewards*. Outsourcing stand-alone deliverables generally have both upfront implementation fees and ongoing service fees. Upfront, non-refundable implementation fees are deferred and recognized over the life of the contract and ongoing services are generally recognized monthly as services are provided. Consulting services provided in connection with outsourcing engagements historically have been accounted for at the time services are provided and are valued based on prevailing market rates. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial position, results of operations, or cash flows.

On July 30, 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption did not have a material impact on the Company's current financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), *Consolidation of Variable Interest Entities*, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The adoption of FIN No. 46 is not expected to have a material impact on the Company's consolidated financial statements.

Note Regarding Forward-Looking Statements

This report contains forward-looking statements relating to our operations that are based on our current expectations, estimates, and projections. Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "intends," "may," "opportunity," "plans," "potential," "projects," "forecasts," "should," "will," and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made.

Our actual results may differ from the forward-looking statements for many reasons, including:

- A prolonged economic downturn could have a material adverse effect on our results.
- Our ability to successfully manage our significant capital investments and acquisitions, including our ability to successfully integrate acquired companies.
- Our ability to recruit, retain, and motivate employees and to compete effectively.
- The actions of our competitors could adversely impact our results.
- If we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services, our business may be negatively affected.
- If we fail to establish and maintain alliances for developing, marketing, and delivering our services, our ability to increase our revenues and profitability may suffer.
- If we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past, our business may be negatively affected.
- If our clients are not satisfied with our services, we may face damage to our professional reputation or legal liability.
- Tightening insurance markets may reduce available coverage and result in increased premium costs and/or higher self retention of risks.
- The loss of key employees may damage or result in the loss of client relationships.
- Our global operations and expansion strategy entail complex management, foreign currency, legal, tax, and economic risks.
- Our client contracts and vendor relationships may not yield the results we expect.
- Our transition to a corporate structure may adversely affect our ability to recruit, retain, and motivate certain of our former owners and other employees, which in turn, could adversely affect our ability to compete effectively and to grow our business.
- We will continue to be controlled by our initial stockholders, many of whom are our employees, and their interests may differ from those of our stockholders.
- Our stock price may decline due to the large number of shares of common stock eligible for future sale.

For a more detailed discussion of our risk factors, see the information under the heading "Risk Factors" in our Registration Statements on Form S-3 (File No. 333-105560) filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or for any other reason.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Historically, we have not entered into hedging transactions, such as foreign currency forward contracts or interest rate swaps, to manage this risk due to our low percentage of foreign debt and restrictions on our fixed rate debt. However, in August 2001, we purchased a £150 million foreign currency option to offset the foreign currency risk associated with the planned purchase of the benefits consulting business of Bacon & Woodrow. This instrument expired in May 2002. We do not hold or issue derivative financial instruments for trading purposes. At September 30, 2003, we were not a party to any hedging transaction or derivative financial instrument.

Interest Rate Risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents, which is designed for safety of principal and liquidity. We maintain a portfolio of cash equivalents in the highest rated money market investments and continuously monitor the investment ratings. The investments are subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates.

At September 30, 2003, 100% of our long-term debt was at a fixed rate. Our short-term debt with a variable rate consisted of our unsecured line of credit, which has an interest rate of LIBOR plus 52.5 to 72.5 basis points or the prime rate, at our option. As of September 30, 2003, there was no outstanding balance on our unsecured line of credit. In addition, Hewitt Bacon & Woodrow Ltd., our U.K. subsidiary, has an unsecured British pound sterling line of credit permitting borrowings of up to £20 million until July 30, 2003 and £17 million thereafter until expiration of the facility on January 31, 2004, at a current rate of 4.53%. As of September 30, 2003, the outstanding balance was £10 million, equivalent to approximately $16 million, and is repayable upon demand or at expiration of the facility. There was other foreign debt outstanding at September 30, 2003, totaling approximately $6 million, pursuant to local banking relationships in over a half-dozen countries. In total, the outstanding balance on the line of credit and other foreign debt was $22 million as of September 30, 2003.

Our foreign subsidiaries maintained debt with an effective interest rate of 4.67% during the year ended September 30, 2003. A one percentage point increase would have increased our interest expense by approximately $0.3 million for the year ended September 30, 2003. We also maintain an invested cash portfolio which earned interest at an effective rate of 1.48% during the year ended September 30, 2003. A one percentage point increase would have increased our interest income by approximately $1.5 million for the year ended September 30, 2003. Therefore, the net effect of a one percentage point increase in interest rates would have been approximately $1.2 million in net additional income (or net additional expense from a one percentage point decrease in the rate) for the year ended September 30, 2003.

Our fixed rate debt consists of our unsecured senior term notes. At September 30, 2003, a 10% decrease in the levels of interest rates with all other variables held constant would result in an increase in the fair market value of our fixed rate debt of $2.7 million. At September 30, 2003, a 10% increase in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of our fixed rate debt of $2.6 million.

Foreign Exchange Risk

For the year ended September 30, 2003, revenues from U.S. operations as a percent of total revenues was 83%. Foreign currency net translation income was $23 million for the year ended September 30, 2003. We do not enter into any foreign currency forward contracts for speculative or trading purposes.

Operating in international markets means that we are exposed to movements in these foreign exchange rates, primarily the British pound sterling and the Euro. Approximately 10% of our net revenues for the year ended September 30, 2003 were from the United Kingdom. Approximately 2% of our net revenues for the year ended September 30, 2003 were from countries whose currency is the Euro. Changes in these foreign exchange rates would have the largest impact on our translating our international operations results into U.S. dollars. A 10% change in the average exchange rate for the British pound sterling for the year ended September 30, 2003, would have impacted our pre-tax net operating income by approximately $0.1 million. A 10% change in the average exchange rate for the Euro for the year ended September 30, 2003, would have impacted our pre-tax net operating income by approximately $0.1 million.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Hewitt Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Hewitt Associates, Inc. (a Delaware corporation) and subsidiaries and its predecessor (the "Company") as of September 30, 2003 and 2002, and the related consolidated and combined statements of operations, stockholders' equity and cash flows for each of the three years ended September 30, 2003. These consolidated and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

Ernst & Young LLP

Chicago, Illinois
October 29, 2003

Consolidated Balance Sheets

Dollars in thousands except share and per share amounts	September 30, 2003	September 30, 2002
Assets		
Current Assets		
Cash and cash equivalents	**$ 227,505**	$ 136,450
Client receivables and unbilled work in process, less allowances of $15,011 in 2003 and $16,160 in 2002	**468,573**	394,184
Prepaid expenses and other current assets	**38,204**	32,006
Due from related parties	**—**	3,468
Deferred income taxes, net	**8,948**	16,976
Total current assets	**743,230**	583,084
Non-Current Assets		
Deferred contract costs	**140,418**	128,172
Property and equipment, net	**237,476**	249,613
Capitalized software, net	**95,054**	89,085
Other intangible assets, net	**107,540**	80,802
Goodwill, net	**259,294**	201,286
Other assets, net	**14,794**	15,476
Total non-current assets	**854,576**	764,434
Total Assets	**$1,597,806**	$1,347,518
Liabilities		
Current Liabilities		
Accounts payable	**$ 14,508**	$ 23,286
Accrued salaries and benefits	**147,821**	106,997
Accrued expenses	**95,228**	73,949
Advanced billings to clients	**108,272**	75,298
Short-term debt and current portion of long-term debt	**33,000**	36,918
Current portion of capital lease obligations	**6,602**	11,572
Employee deferred compensation and accrued profit sharing	**47,583**	56,481
Total current liabilities	**453,014**	384,501
Long-Term Liabilities		
Debt, less current portion	**135,563**	147,000
Capital lease obligations, less current portion	**83,191**	88,913
Deferred contract revenues	**118,167**	127,251
Other long-term liabilities	**70,386**	48,023
Deferred income taxes, net	**47,424**	19,265
Total long-term liabilities	**454,731**	430,452
Total Liabilities	**$ 907,745**	$ 814,953
Commitments and Contingencies (Notes 14 and 18)		
Stockholders' Equity		
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized	**$ —**	$ —
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 30,463,187 and 19,162,660 shares issued and outstanding as of September 30, 2003 and 2002, respectively	**305**	192
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 63,420,466 and 73,726,424 shares issued and outstanding as of September 30, 2003 and 2002, respectively	**634**	737
Class C common stock, par value $0.01 per share, 50,000,000 shares authorized, 4,603,915 and 5,568,869 shares issued and outstanding as of September 30, 2003 and 2002, respectively	**46**	56
Restricted stock units, 173,998 and 319,902 units issued and outstanding as of September 30, 2003 and 2002, respectively	**3,302**	6,078
Additional paid-in capital	**627,329**	615,377
Cost of common stock in treasury, 270,294 shares of Class A common stock at September 30, 2003	**(6,164)**	—
Retained earnings (deficit)	**71,586**	(22,691)
Unearned compensation	**(45,534)**	(83,375)
Accumulated other comprehensive income	**38,557**	16,191
Total stockholders' equity	**690,061**	532,565
Total Liabilities and Stockholders' Equity	**$1,597,806**	$1,347,518

The accompanying notes are an integral part of these financial statements.

Consolidated and Combined Statements of Operations[1]

Dollars in thousands except share and per share amounts	Year Ended September 30, 2003	2002[1]	2001
Revenues:			
Revenues before reimbursements (net revenues)	**$1,981,656**	$1,716,197	$1,475,661
Reimbursements	**49,637**	33,882	26,432
Total revenues	**2,031,293**	1,750,079	1,502,093
Operating expenses:			
Compensation and related expenses, excluding initial public offering restricted stock awards	**1,269,065**	1,014,529	838,085
Initial public offering restricted stock awards	**39,010**	27,525	—
Reimbursable expenses	**49,637**	33,882	26,432
Other operating expenses	**396,009**	357,789	337,419
Selling, general and administrative expenses	**99,591**	76,034	87,986
Non-recurring software charge	—	—	26,469
Total operating expenses	**1,853,312**	1,509,759	1,316,391
Operating income	**177,981**	240,320	185,702
Other expenses, net:			
Interest expense	**(20,014)**	(16,098)	(15,786)
Interest income	**2,638**	2,291	3,119
Other income (expense), net	**36**	(3,087)	10,147
	(17,340)	(16,894)	(2,520)
Income before taxes and owner distributions			$ 183,182
Income before income taxes	**160,641**	223,426	
Provision for income taxes	**66,364**	33,053	
Net income	**$ 94,277**	$ 190,373	
Earnings (loss) per share[2]:			
–Basic	**$ 0.99**	$ (0.27)	
–Diluted	**$ 0.97**	$ (0.27)	
Weighted average shares[2]:			
–Basic	**94,783,223**	85,301,042	
–Diluted	**96,832,723**	85,301,042	

[1] In connection with the Company's transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation in compensation and related expenses and the Company became subject to corporate income taxes. As such, owner compensation expenses and corporate income taxes were recorded in fiscal 2003, but only for four months in fiscal 2002. Additionally, on June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow and their results are included in the Company's results from the acquisition date.

[2] Loss per share in fiscal 2002 is calculated based on the net loss incurred for the four-month period from May 31, 2002, the date on which the Company's transition to a corporate structure was completed, through September 30, 2002. Similarly, common stock is weighted from May 31, 2002 and not from the beginning of fiscal 2002.

The accompanying notes are an integral part of these financial statements.

Consolidated and Combined Statements of Stockholders' Equity

Dollars in thousands except share and per share amounts	Preferred Stock	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Class C Common Stock Shares	Class C Common Stock Amount
Balance at September 30, 2000	$—	—	$ —	—	$ —	—	$ —
Comprehensive income:							
Income before taxes and owner distributions	—	—	—	—	—	—	—
Other comprehensive income (loss):							
Foreign currency translation adjustments	—	—	—	—	—	—	—
Unrealized gains on securities:							
Unrealized holding gains	—	—	—	—	—	—	—
Less: reclassification adjustments for gains	—	—	—	—	—	—	—
Total other comprehensive income (loss)							
Total comprehensive income	—	—	—	—	—	—	—
Capital distributions, net	—	—	—	—	—	—	—
Balance at September 30, 2001	—	—	—	—	—	—	—
Comprehensive income:							
Income before taxes and owner distributions for the eight months ended May 31, 2002	—	—	—	—	—	—	—
Net loss for the four months ended September 30, 2002	—	—	—	—	—	—	—
Other comprehensive income (loss):							
Minimum pension liability adjustment	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—
Total other comprehensive income (loss)							
Total comprehensive income	—	—	—	—	—	—	—
Capital distributions, net	—	—	—	—	—	—	—
Effect of the transition to corporate structure	—	—	—	70,819,520	708	—	—
Disproportionate share allocation adjustment	—	—	—	—	—	—	—
Acquisition of Bacon & Woodrow	—	941,753	9	2,906,904	29	5,568,869	56
Net proceeds from initial public offering	—	12,822,500	128	—	—	—	—
Initial public offering restricted stock grant	—	5,467,216	55	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—
Issuance of Class A common shares—outside directors	—	3,404	—	—	—	—	—
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	(72,213)	—	—	—	—	—
Balance at September 30, 2002	—	19,162,660	192	73,726,424	737	5,568,869	56
Comprehensive income:							
Net income	—	—	—	—	—	—	—
Other comprehensive income (loss):							
Minimum pension liability adjustment	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—
Total other comprehensive income (loss)							
Total comprehensive income	—	—	—	—	—	—	—
Payments for initial public offering costs	—	—	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—
Tax benefits from stock plans	—	—	—	—	—	—	—
Restricted stock unit vesting	—	**140,285**	**1**	—	—	—	—
Shares exchanged in secondary offering	—	**11,270,912**	**113**	**(10,305,958)**	**(103)**	**(964,954)**	**(10)**
Purchase of Class A common shares	—	—	—	—	—	—	—
Issuance of Class A common shares:							
Employee stock options	—	**35,808**	—	—	—	—	—
Outside Directors	—	**6,661**	—	—	—	—	—
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	**(153,139)**	**(1)**	—	—	—	—
Balance at September 30, 2003	**$—**	**30,463,187**	**$305**	**63,420,466**	**$ 634**	**4,603,915**	**$ 46**

The accompanying notes are an integral part of these financial statements.

Restricted Stock Units		Additional Paid-in Capital	Treasury Stock, at Cost		Retained Earnings (Deficit)	Unearned Compensation	Owners' Capital	Accumulated Other Comprehensive Income (Loss)	Total
Shares	Amount		Shares	Amount					
—	$ —	$ —	—	$ —	$ —	$ —	$ 241,032	$ 1,663	$ 242,695
—	—	—	—	—	—	—	183,182	—	183,182
—	—	—	—	—	—	—	—	(239)	(239)
—	—	—	—	—	—	—	—	3,222	3,222
—	—	—	—	—	—	—	—	(5,413)	(5,413)
								(2,430)	
—	—	—	—	—	—	—	—	—	180,752
—	—	—	—	—	—	—	(164,076)	—	(164,076)
—	—	—	—	—	—	—	260,138	(767)	259,371
—	—	—	—	—	—	—	213,064	—	213,064
—	—	—	—	—	(22,691)	—	—	—	(22,691)
—	—	—	—	—	—	—	—	(690)	(690)
—	—	—	—	—	—	—	—	17,648	17,648
								16,958	
—	—	—	—	—	—	—	—	—	207,331
—	—	—	—	—	—	—	(415,986)	—	(415,986)
—	—	56,508	—	—	—	—	(57,216)	—	—
—	—	17,843	—	—	—	—	—	—	17,843
—	—	219,146	—	—	—	—	—	—	219,240
—	—	219,170	—	—	—	—	—	—	219,298
322,692	6,131	103,955	—	—	—	(110,141)	—	—	—
—	—	—	—	—	—	25,389	—	—	25,389
—	—	79	—	—	—	—	—	—	79
(2,790)	(53)	(1,324)	—	—	—	1,377	—	—	—
319,902	6,078	615,377	—	—	(22,691)	(83,375)	—	16,191	532,565
—	—	—	—	—	94,277	—	—	—	94,277
—	—	—	—	—	—	—	—	(333)	(333)
—	—	—	—	—	—	—	—	22,699	22,699
								22,366	
—	—	—	—	—	—	—	—	—	116,643
—	—	(796)	—	—	—	—	—	—	(796)
—	—	—	—	—	—	34,834	—	—	34,834
—	—	12,122	—	—	—	—	—	—	12,122
(140,285)	(2,669)	2,668	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	—	270,294	(6,164)	—	—	—	—	(6,164)
—	—	681	—	—	—	—	—	—	681
—	—	175	—	—	—	—	—	—	175
(5,619)	(107)	(2,898)	—	—	—	3,007	—	—	1
173,998	$ 3,302	$627,329	270,294	$(6,164)	$ 71,586	$ (45,534)	$ —	$ 38,557	$ 690,061

Consolidated and Combined Statements of Cash Flows

Dollars in thousands	Year Ended September 30, 2003	2002	2001
Cash flows from operating activities:			
Income before taxes and owner distributions			$ 183,182
Net income	**$ 94,277**	$ 190,373	
Adjustments to reconcile income before taxes and owner distributions and net income to net cash provided by operating activities:			
Depreciation	**76,703**	70,575	73,066
Amortization	**37,691**	26,035	23,929
Non-recurring software charge	**—**	—	26,469
Net unrealized (gain) loss on securities	**—**	3,653	(2,191)
Initial public offering restricted stock awards	**34,833**	25,389	—
Owner compensation charge (Note 3)	**—**	17,843	—
Establishment of owner vacation liability (Note 3)	**—**	8,300	—
Director stock remuneration	**175**	79	—
Deferred income taxes	**36,187**	2,289	—
Changes in operating assets and liabilities:			
Client receivables and unbilled work in process	**(52,537)**	(129,565)	7,864
Prepaid expenses and other current assets	**(583)**	(1,960)	1,611
Deferred contract costs	**(12,251)**	3,225	(3,047)
Accounts payable	**(12,995)**	(5,250)	(4,553)
Due from related parties	**3,468**	(3,468)	—
Accrued salaries and benefits	**38,466**	59,253	13,668
Accrued expenses	**12,736**	(33,208)	6,029
Advanced billings to clients	**30,884**	15,328	83
Deferred contract revenues	**(9,150)**	(3,830)	7,100
Employee deferred compensation and accrued profit sharing	**(9,320)**	4,200	14,213
Other long-term liabilities	**9,970**	1,960	(2,812)
Net cash provided by operating activities	**278,554**	251,221	344,611
Cash flows from investing activities:			
Additions to property and equipment	**(43,415)**	(58,765)	(83,231)
Cash paid for acquisitions and transaction costs, net of cash received	**(65,152)**	(887)	—
Increase in other assets	**(29,501)**	(36,062)	(6,400)
Net cash used in investing activities	**(138,068)**	(95,714)	(89,631)
Cash flows from financing activities:			
Proceeds from issuance of stock	**—**	226,564	—
Proceeds from the exercise of stock options	**681**	—	—
Capital distributions to former owners, net	**—**	(263,565)	(163,910)
Short-term borrowings	**7,669**	59,661	300
Repayments of short-term borrowings	**(32,624)**	(73,765)	(59,000)
Proceeds from long-term debt issuance	**—**	—	36,081
Repayments of long-term debt	**(9,236)**	(6,250)	(6,875)
Repayments of capital lease obligations	**(11,171)**	(17,007)	(16,550)
Payment of deferred financing fees	**—**	(1,437)	—
Purchase of common stock for treasury	**(6,164)**	—	—
Payment of offering costs	**(796)**	(5,929)	—
Net cash used in financing activities	**(51,641)**	(81,728)	(209,954)
Effect of exchange rate changes on cash and cash equivalents	**2,210**	2,065	(595)
Net increase in cash and cash equivalents	**91,055**	75,844	44,431
Cash and cash equivalents, beginning of year	**136,450**	60,606	16,175
Cash and cash equivalents, end of year	**$ 227,505**	$ 136,450	$ 60,606

The accompanying notes are an integral part of these financial statements.

Consolidated and Combined Statements of Cash Flows

(continued)

Dollars in thousands	Year Ended September 30, 2003	2002	2001
Change in client receivables and unbilled work in process:			
Beginning of year client receivables and unbilled work in process	**$ 394,184**	$ 366,493	$ 374,270
Non-cash distribution of client receivables to Hewitt Holdings	**—**	(152,500)	—
Fair value of acquired client receivables and unbilled work in process	**12,481**	46,188	—
Effect of exchange rates on client receivables and unbilled work in process	**9,371**	4,438	87
End of year client receivables and unbilled work in process	**(468,573)**	(394,184)	(366,493)
Change in client receivables and unbilled work in process	**$ (52,537)**	$(129,565)	$ 7,864
Schedule of non-cash investing and financing activities:			
Acquisition, cash paid, net of cash acquired:			
Common stock issued in connection with acquisition	**$ —**	$ 219,240	$ —
Fair value of assets acquired	**(72,932)**	(142,406)	—
Fair value of liabilities assumed	**52,126**	100,403	—
Goodwill	**(44,346)**	(178,124)	—
Cash paid, net of cash acquired	**(65,152)**	(887)	—
Real estate and equipment purchased under capital leases	**—**	88,944	11,081
Software licenses purchased under long-term agreements	**8,146**	18,148	—
Client receivables distributed to Hewitt Holdings	**—**	152,500	—
Conversion of owner capital to common stock	**—**	57,216	—
Accrued offering costs	**$ —**	$ 1,347	$ —
Supplementary disclosure of cash paid during the year:			
Interest paid	**$ 18,390**	$ 16,210	$ 11,892
Income taxes paid	**8,486**	33,647	—

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated and Combined Financial Statements

For the Fiscal Years Ended September 30, 2003, 2002, and 2001

Dollars in thousands except share and per share amounts

1. Description of Business

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries ("Hewitt" or the "Company") provide human resources outsourcing and consulting services.

Prior to May 31, 2002, the results of the Company included the combined results of three Illinois limited liability companies: Hewitt Associates LLC and subsidiaries, Hewitt Financial Services LLC, and Sageo LLC (collectively, "Hewitt Associates LLC and Affiliates"). Hewitt Associates LLC and Affiliates was under the control of Hewitt Holdings LLC ("Hewitt Holdings") and its owners. The term "owner" refers to the individuals who are current or retired members of Hewitt Holdings.

On May 31, 2002, the Company completed its transition to a corporate structure whereby Hewitt Holdings' ownership interests in Hewitt Associates LLC and Affiliates were transferred to Hewitt Holdings' newly formed and then wholly-owned subsidiary, Hewitt Associates, Inc.

On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The results of operations for Bacon & Woodrow's actuarial and benefits consulting business are included in the Company's and the Consulting segment's results from the acquisition date (see Note 6).

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company's Class A common stock at $19.00 per share. The combined transactions generated $218,502 in net cash proceeds after offering expenses.

On June 5, 2003, the Company acquired Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. ("Cyborg"), a global provider of human resources management software and payroll services. The results of operations for Cyborg are included in the Company's and the Outsourcing segment's results from the acquisition date (see Note 6).

On June 15, 2003, the Company acquired the benefits administration and retirement consulting and actuarial businesses of Northern Trust Corporation. The results of the benefit administration and retirement consulting and actuarial businesses of Northern Trust Corporation are included in the Company's and the Outsourcing and Consulting segments' results from the acquisition date (see Note 6).

On August 6, 2003, owners, former Bacon & Woodrow partners, and certain key employees sold 9,852,865 shares of the Company's Class A common stock at $23 per share in a registered secondary offering. On August 11, 2003, the Company's underwriters exercised their over-allotment option to purchase an additional 1,477,929 shares from the selling stockholders. The offering was initiated pursuant to a request under a registration rights agreement which the Company and Hewitt Holdings entered into at the time of the Company's initial public offering. The Company did not receive any proceeds from the offering and expensed approximately $800 of offering costs.

2. Summary of Significant Accounting Policies

The consolidated and combined financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Consolidation and Combination

The accompanying consolidated and combined financial statements reflect the operations of the Company and its majority owned subsidiaries after elimination of intercompany accounts and transactions. Combined financial statements are presented for periods prior to the transition to a corporate structure when the combined entities that now make up the Company were under common control. Upon consummation of the transition to a corporate structure, the affiliated companies of Hewitt were transferred into the newly formed corporation, Hewitt Associates, Inc., and their results are presented on a consolidated basis.

Revenue Recognition

Revenues include fees generated from outsourcing contracts and from consulting services provided to the Company's clients. Revenues from sales of software were not material. Under the Company's outsourcing contracts, which typically have a three- to five-year term, clients generally pay an implementation fee and an ongoing service fee. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, the Company recognizes revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized when persuasive evidence of an arrangement exists, services have been rendered, our fee is determinable, and collectibility of our fee is reasonably assured. Ongoing service fees are typically billed and recognized on a monthly basis, typically based on the number of plan participants or services and often with a minimum monthly fee. Services provided outside the scope of our outsourcing contracts are billed and recognized on a time-and-material or fixed-fee basis.

Losses on outsourcing or consulting arrangements are recognized during the period in which a loss becomes probable and the amount of the loss is reasonably estimable. Contract or project losses are determined to be the amount by which the estimated direct and a portion of indirect costs exceed the estimated total revenues that will be generated by the arrangement. Estimates are continuously monitored during the term of the arrangement and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

The Company's clients typically pay for consulting services either on a time-and-materials or, to a lesser degree, on a fixed-fee basis. Revenues are recognized under time-and-material-based arrangements as services are provided. On fixed-fee engagements, revenues are recognized as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project.

Revenues earned in excess of billings are recorded as unbilled work in process. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

The Company considers the criteria established by Emerging Issues Task Force ("EITF") Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, in determining whether revenue should be recognized on a gross versus a net basis. In consideration of these criteria, the Company recognizes revenue primarily on a gross basis. Factors considered in determining if gross or net recognition is appropriate include whether the Company is primarily responsible to the client for the services, changes the delivered product, performs part of the service delivered, has discretion on vendor selection, or bears credit risk. In accordance with EITF Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Deferred Contract Costs and Deferred Contract Revenues

For new outsourcing services, upfront implementation efforts are required to set up a client and their human resource or benefit programs on the Company's systems. The direct implementation or "set up" costs and any upfront set up fees are deferred and recognized into earnings over the life of the outsourcing agreement. Specific, incremental and direct costs of implementation are deferred and recognized as primarily compensation and related expenses evenly over the period between the initiation of ongoing services through the end of the contract term. Implementation fees may be received either upfront or over the ongoing services period in the fee per participant. By deferring the upfront set up fees over the ongoing services period, all set up revenues are recognized evenly over the contract term along with the corresponding deferred contract costs.

As of September 30, 2003 and 2002, net deferred contract costs in excess of deferred contract revenues totaled $22,251 and $921, respectively. The Company has reclassified its deferred contract costs and deferred contract revenues to show the gross amounts separately on the consolidated balance sheets. In prior periods, both short-term and long-term portions of deferred costs and revenues were recorded in prepaid expenses and other current assets, non-current other assets, advanced billings to clients and other long-term liabilities. As a result of the reclassification, total net assets and liabilities did not change, however, total assets and total liabilities and shareholders' equity increased by equal amounts, or $116,869 and $128,172 as of September 30, 2003 and 2002, respectively. Additionally, at September 30, 2003, a small portion of the deferred contract revenues includes deferred revenue on payroll software maintenance agreements.

Client Receivables and Unbilled Work in Process

The Company periodically evaluates the collectibility of its client receivables and unbilled work in process based on a combination of factors. In circumstances where the Company is aware of a specific client's difficulty in meeting its financial obligations (e.g., bankruptcy filings, failure to pay amounts due to the Company or to others), the Company records an allowance for doubtful accounts to reduce the client receivable to what the Company reasonably believes will be collected. For all other clients, the Company recognizes an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due. Facts and circumstances may change that would require the Company to alter its estimates of the collectibility of client receivables and unbilled work in process.

Performance-Based Compensation

The Company's compensation program includes a performance-based component that is determined by management. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after the Company's annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on our quarterly and annual results as compared to our internal targets, and takes into account other factors, including industry-wide results and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the individual, team, or Company. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Income Before Income Taxes

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before income taxes and owner distributions in accordance with accounting principles generally accepted in the United States of America. Income before income taxes prior to May 31, 2002 is not comparable to current year income before income taxes because in the prior year periods, compensation and related expenses for services rendered by owners have not been reflected as expenses and the Company incurred no corporate income taxes in its historical results prior to its transition to a corporate structure. Results prior to May 31, 2002, do not reflect the financial position, results of operations, and changes in cash flows that would have been reported had the Company operated as a corporation for all the periods presented.

Income Taxes

On May 31, 2002, the Company became subject to federal and state income taxes and began to apply the asset and liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to May 31, 2002, the Company was not subject to corporate income taxes because it operated as a limited liability company. Taxes on income earned prior to May 31, 2002, were the responsibility of Hewitt Holdings' owners.

Foreign Currency Translation

The Company's foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in owners' capital and stockholders' equity. Gains or losses resulting from foreign exchange transactions, which have not been significant, are recorded in earnings.

Earnings Per Share

On May 31, 2002, the Company completed its transition to a corporate structure and began to report earnings per share in accordance with SFAS No. 128, *Earnings Per Share*. Under the treasury stock method, unvested restricted stock awards and unexercised stock options with fair market values of the underlying stock greater than the stock options' exercise prices are considered common stock equivalents for the purposes of calculating diluted earnings per share for periods when there are positive earnings and the incremental effect would be dilutive. For the year ended September 30, 2002, earnings per share was calculated based on the net loss incurred in the four-month period from May 31, 2002, through September 30, 2002. Prior to May 31, 2002, Hewitt was comprised of limited liability companies and did not have outstanding common stock from which to calculate earnings per share, nor did the Company's earnings include owner compensation or income taxes. As such, the Company's net income prior to May 31, 2002, is not comparable to net income of a corporation or the Company's net income after May 31, 2002. Therefore, historical earnings per share is not available for periods prior to May 31, 2002, and the consolidated and combined financial statements do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation prior to May 31, 2002.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, performance-based compensation, the allowance for doubtful accounts, depreciation and amortization, asset impairment, taxes, and any contingencies. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash equivalents, client receivables, and unbilled work in process. Hewitt invests its cash equivalents in the highest rated money market investments and continuously monitors the investment ratings. Concentrations of credit risk with respect to unbilled revenues and receivables are limited as no client makes up a significant portion of the Company's billings. Credit risk itself is limited due to the Company's large number of *Fortune* 500 clients, its clients' strong credit histories, and their dispersion across many different industries and geographic regions. For each of the years ended September 30, 2003, 2002, and 2001, no single client represented 10% or more of the Company's total revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities, client receivables, and foreign exchange instruments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities and the Company's variable rate debt are financial liabilities with carrying values that approximate fair value. The fair value of the Company's $147,000 fixed rate senior term notes is estimated to be approximately $153,000 at September 30, 2003 and was calculated by discounting the future cash flows of the senior term notes at rates currently offered to the Company for similar debt instruments with comparable maturities.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and investments with original maturities of 90 days or less. At September 30, 2003 and 2002, cash and cash equivalents included cash in checking and money market accounts as well as investment grade municipal debt obligations and corporate tax-advantaged money market investments maturing in 90 days or less.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization include amounts recorded under capital leases and are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Computer equipment	3 to 5 years
Telecommunications equipment	5 years
Furniture and equipment	5 to 15 years
Leasehold improvements	Lesser of estimated useful life or lease term
Buildings	Lesser of estimated useful life or lease term

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its fair value.

Software Development Costs

Software development costs for software developed for internal use are accounted for in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 ("SOP 98-1"), *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company amortizes the software costs over periods ranging from three to five years.

Costs associated with the planning and design phase of the development of software products, including coding and testing activities necessary to establish technological feasibility of computer software products to be sold, leased, or otherwise marketed, are expensed as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development, including coding, testing, and product quality assurance are capitalized. Capitalization ceases when the software products are available for release to customers.

Goodwill and Intangible Assets

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, effective October 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. The evaluation is based upon a comparison of the estimated fair value of the unit of the Company's business to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the unit. These cash flow projections are based upon a number of assumptions. See Note 11 for additional information on goodwill and intangible assets.

Amortization of the Company's definite-lived intangible assets are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Capitalized software	3 to 5 years
Trademarks	3 to 5 years
Customer relationships	12 to 30 years

Stock-Based Compensation

The Company applies the intrinsic value method for accounting for stock-based compensation as outlined in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and provides the pro forma disclosures required by SFAS No. 123, *Accounting for Stock-Based Compensation* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*.

Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date and are recorded as unearned compensation on the balance sheet. As the restricted stock awards vest, the unearned compensation is amortized to compensation expense on a straight-line basis. Employer payroll taxes are also recorded as expense when they become due over the vesting period. The shares are subject to forfeiture and restrictions on sale or transfer for six months to four years from the grant date. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards and exercised stock options are considered outstanding. Restricted stock awards vest on a cliff schedule so that restricted stock awards are not considered outstanding until the stated vesting date for earnings per share calculations.

The Company also grants nonqualified stock options at an exercise price equal to the fair market value of the Company's stock on the grant date. Since the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, stock options vest 25% on each anniversary of the grant date, are fully vested four years from the grant date, and have a term of ten years.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to compensation expense over the stock options' vesting period. The Company's pro forma net income and earnings per share for years ended September 30, 2003 and 2002, would have been as follows:

	2003	2002
Net income:		
As reported	**$ 94,277**	$190,373
Less net income through May 31, 2002		213,064
Net loss from June 1, 2002 through September 30, 2002		(22,691)
Stock-based compensation expense included in reported net income, net of tax	**23,016**	16,240
Pro forma stock compensation expense, net of tax	**(28,459)**	(17,370)
Adjusted net income	**$ 88,834**	$ (23,821)
Net income (loss) per share – Basic:		
As reported	**$ 0.99**	$ (0.27)
Adjusted net income (loss) per share	**$ 0.94**	$ (0.28)
Net income (loss) per share – Diluted:		
As reported	**$ 0.97**	$ (0.27)
Adjusted net income (loss) per share	**$ 0.92**	$ (0.28)

The above pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002
Expected volatility	**35%**	35%
Risk-free interest rate	**2.87%-3.37%**	3.81%-4.19%
Expected life	**5**	4
Dividend yield	**0%**	0%

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. EITF Issue No. 00-21 provides guidance on how to account for revenue arrangements which include multiple products or services to ensure that all stand-alone deliverables are tracked, valued, and accounted for on an individual basis and in the proper periods. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Accordingly, in the quarter ended September 30, 2003, the Company began to apply the provisions of EITF Issue No. 00-21. The Company has contracts with multiple services primarily in the Outsourcing segment. In these contracts, stand-alone deliverables include core services, such as Defined Benefit Plan Administration, Health & Welfare Plan Administration or Defined Contribution Benefit Plan Administration, and stand-alone ancillary services, such as *Your Total Rewards*. Outsourcing standalone deliverables generally have both upfront implementation fees and ongoing service fees. Upfront, non-refundable implementation fees are deferred and recognized over the life of the contract and ongoing services are generally recognized monthly as services are provided. Consulting services provided in connection with outsourcing engagements historically have been accounted for at the time services are provided and are valued based on prevailing market rates. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial position, results of operations, or cash flows.

On July 30, 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption did not have a material impact on the Company's current financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), *Consolidation of Variable Interest Entities*, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The adoption of FIN No. 46 is not expected to have a material impact on the Company's consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Transition to a Corporate Structure

On May 31, 2002, the Company completed its transition to a corporate structure in connection with its planned initial public offering.

Prior to the transition to a corporate structure, the Company consisted of single-member limited liability companies, which were wholly owned by Hewitt Holdings. As such, owners' capital represented the ownership interests of Hewitt Holdings in the Company. Historically, distributions to and contributions from Hewitt Holdings were based on the capital requirements of the Company and of Hewitt Holdings, and were subject to the discretion of the owners of Hewitt Holdings.

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings. Three classes of common stock were authorized. The holders of Class A, Class B, and Class C common stock have one vote per share. All shares of Class B and Class C common stock are voted in accordance with a majority of the votes cast by the holders of Class B and Class C common stock as a group.

In May 2002, Hewitt Associates LLC distributed $152,500 of accounts receivable and $55,000 of cash to Hewitt Holdings to fund a distribution to the owners of accumulated earnings in preparation for Hewitt Associates LLC and Affiliates' transition to a corporate structure. Cash collected on the receivables was first received by the Company and then remitted to Hewitt Holdings and the Company did not bear any collection risk associated with these receivables.

As of September 30, 2002, $3,468 was due from Hewitt Holdings.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc., thereby making Hewitt Associates LLC and Affiliates a wholly-owned subsidiary of the Company. The capital in the business was converted and Hewitt Holdings received 70,819,520 shares of the Company's Class B common stock.

In connection with the transition to a corporate structure, the Company incurred a non-recurring compensation expense resulting from certain owners receiving more than their proportional share of total capital, without offset for those owners who received less than their proportional share in the issuance of the Class B common stock. The amount of this one-time charge was $17,843. As a result of owners becoming employees of the Company, the owners began to receive compensation and the Company incurred an additional non-recurring compensation expense resulting from the establishment of a vacation liability for these owners in the amount of $8,300. The Company also became subject to income taxes subsequent to its transition to a corporate structure. As a result, the Company incurred a non-recurring income tax expense of $21,711 to initially record deferred tax assets and liabilities under the provisions of SFAS No. 109.

On July 1, 2003, Hewitt Holdings distributed the shares of Class B common stock of Hewitt Associates to its owners, with the exception of certain owners resident outside the United States who will continue to hold their shares through Hewitt Holdings. The shares continue to be subject to the same restrictions with respect to voting, transfer, and book to market phase-in as they were when the shares were held by Hewitt Holdings. The distribution reduced Hewitt Holdings' majority interest in Hewitt Associates of approximately 71% at June 30, 2003, to a minority interest of approximately 2% at September 30, 2003.

4. Initial Public Offering

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. The Company's gross proceeds from the offering were $211,850, before the underwriting discount of $14,829 and offering expenses of $8,072.

In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company's Class A common stock at $19.00 per share. The option exercise generated gross proceeds of $31,778 before the underwriting discount of $2,225.

Of the $218,502 in net proceeds received in July 2002, $52,000 was used to repay the outstanding balance on the Company's lines of credit, $8,341 was used to pay income taxes resulting from the Company's transition to a corporate structure, and the balance was retained for general corporate purposes and working capital.

In connection with the initial public offering, the Company granted to employees restricted stock, restricted stock units, and nonqualified stock options on common stock. (See Note 17, Stock-Based Compensation Plan, for additional information.)

5. Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted EPS includes the components of basic EPS and also gives effect to dilutive potential common stock equivalents.

For the year ended September 30, 2002, earnings per share was calculated based on the net loss incurred between May 31, 2002 and September 30, 2002, the four-month period during which the Company operated as a corporation. As such, the earnings per share for the year ended September 30, 2002 is not indicative of the amount that would have been computed had the Company been a corporation for the entire year presented. During the period between May 31, 2002 and September 30, 2002, the Company also incurred several one-time charges totaling $47,854 (see Note 3) related to the Company's transition to a corporate structure and $27,525 of compensation expense related to the initial public offering restricted stock award which resulted in a net loss. As such, the effect of incremental shares of common stock equivalents has not been reflected as an adjustment to diluted earnings per share as the impact is antidilutive. Additionally, common stock has been weighted from the time of the Company's transition to a corporate structure on May 31, 2002 and not from the beginning of fiscal 2002.

The following table presents computations of basic and diluted EPS in accordance with accounting principles generally accepted in the United States of America.

	2003	2002
Net income as reported	**$94,277**	$190,373
Less net income through May 31, 2002		213,064
Net loss from June 1, 2002 through June 30, 2002		$ (22,691)
Weighted-average number of common stock for basic	**94,783,223**	85,301,042
Incremental effect of dilutive common stock equivalents:		
Unvested restricted stock awards	**1,312,259**	—
Unexercised in-the-money stock options	**737,241**	—
Weighted-average number of common stock for diluted	**96,832,723**	85,301,042
Earnings per share—Basic	**$ 0.99**	$ (0.27)
Earnings per share—Diluted	**$ 0.97**	$ (0.27)

6. Acquisitions

Bacon & Woodrow

On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow ("Bacon & Woodrow") in the United Kingdom. The purchase price totaled $259,009, and was comprised of $219,240 of common stock, $38,882 in assumed net liabilities, and $887 of acquisition-related costs. Bacon & Woodrow's results of operations are included within the Company's historical results from the acquisition date of June 5, 2002.

Pursuant to the purchase agreement, the former partners and employees of Bacon & Woodrow initially received an aggregate of 1,400,000 shares of the Company's Series A mandatorily redeemable preferred stock which was redeemable for shares of the Company's common stock. Effective August 2, 2002, the Bacon & Woodrow former partners and employees elected to exchange their shares of Series A preferred stock for common stock. Of the 9,417,526 shares of common stock issued, the former partners of Bacon & Woodrow received 2,906,904 shares of Class B common stock and 5,568,869 shares of Class C common stock, and a trust for the benefit of the non-partner employees of Bacon & Woodrow received 941,753 shares of Class A common stock.

The allocation of the $259,009 purchase price to acquired net assets resulted in the allocation of $178,124 to goodwill, $65,874 to identifiable intangible assets (primarily customer relationships) with indefinite lives, $15,011 to identifiable intangible assets with estimated five-year lives, $61,521 to identifiable assets (which includes $40,445 of client receivables and unbilled work in process), and $100,403 to assumed liabilities (which includes $22,687 of accounts payable and accrued expenses and $36,071 of short term borrowings). The Company expects all of the goodwill to be deductible for U.S. tax purposes.

In the quarter ending September 30, 2003, the Company began amortizing the customer relationships intangible asset by taking a charge for the year then ending. The customer relationships intangible asset totaled £45,200, or $65,874 as of the acquisition date, and $75,226 at the current exchange rate at September 30, 2003. The Company is amortizing the intangible asset in two classes on a straight-line basis over 15 and 30 years. The allocation between the two classes was based primarily on customer revenue size. The useful life for each class was based primarily on historical customer turnover, the relative difficulty in the ability of customers to switch service providers, and the nature and complexity of the customers. The Company estimates that it will record recurring non-cash, pre-tax amortization expense of approximately £408 ($679 at a September 30, 2003 exchange rate) per quarter for the next 15 years and approximately £345 ($574 at a September 30, 2003 exchange rate) per quarter thereafter through the end of the 30-year period.

Assuming the acquisition of Bacon & Woodrow occurred at the beginning of fiscal 2002 and 2001, pro forma net revenues would have been approximately $1,807,000 in 2002 and $1,599,000 in 2001; pro forma net income would have been approximately $215,000 in 2002 and $207,000 in 2001. These pro forma results, which are unaudited, give effect to the Company's incorporation and initial public offering on the dates such events actually occurred, on May 31, 2002 and June 27, 2002, respectively. Because the Company was a limited liability company during 2001 and for the first eight months of fiscal 2002, the pro forma effect of the acquisition on earnings per share is not meaningful. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated operating results.

Cyborg Worldwide, Inc.

On June 5, 2003, the Company purchased Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. ("Cyborg"), a global provider of human resources management software and payroll services. Cyborg will operate within the Company's Outsourcing segment. The purchase price totaled $43,645, and was comprised of $43,000 of cash and $645 of acquisition-related costs, plus the potential for additional performance-based consideration of up to $30,000 payable through 2006. The preliminary allocation of the $43,645 purchase price to acquired net assets resulted in the allocation of $14,758 to goodwill and $30,638 to identifiable intangible assets, which includes $17,823 to customer relationships with an estimated twelve-year useful life, $12,116 to capitalized software with an estimated five-year life and $699 to trademarks with an estimated three-year useful life. The preliminary allocation also included allocations of $9,138 to identifiable assets and $10,889 to assumed liabilities. The Company expects all of the goodwill to be deductible for U.S. tax purposes. Cyborg's results of operations are included within the Company's historical results from the acquisition date of June 5, 2003. This acquisition is not considered to be material to the Company, and, therefore, the inclusion of related pro forma information is not required.

Benefits Administration and Actuarial Business of the Northern Trust Corporation

On June 15, 2003, the Company acquired substantially all of the assets of Northern Trust Retirement Consulting LLC, Northern Trust Corporation's retirement consulting and administration business ("NTRC"), which provides retirement consulting and actuarial services and defined benefit, defined contribution and retiree health and welfare administration services. The benefit administration business will operate within the Company's Outsourcing segment and the retirement consulting and actuarial business within the Consulting segment. The purchase price was comprised of $17,600 in cash for the assignment of client, vendor, and third-party contract rights and obligations applicable to the acquired business; computer equipment, furniture, and leasehold improvements owned or leased by NTRC in its Atlanta, Georgia facility; and the assumption of NTRC's real estate lease obligation for its Atlanta, Georgia facility. The preliminary allocation of the purchase price resulted in the allocation of $7,285 to goodwill. The Company expects all of the goodwill to be deductible for U.S. tax purposes. As part of the acquisition agreement, the Company has agreed with the Northern Trust Corporation to, on a non-exclusive basis, recommend Northern Trust Corporation's custody, trustee, and benefit payment services to the Company's clients and prospective clients and Northern Trust Corporation has agreed to recommend the Company's outsourcing services to their clients and prospective clients. NTRC's results of operations are included within the Company's historical results from the acquisition date of June 15, 2003. This acquisition is not considered to be material to the Company, and, therefore, the inclusion of related pro forma information is not required.

Other Acquisitions

During 2003, the Company acquired the controlling interests in joint venture investments in The Netherlands, India, and Singapore, and an actuarial business in Ireland. The Company acquired these entities for cash at an aggregate cost of $14,617. The preliminary allocations of the purchase price resulted in the aggregate allocation of $19,792 to goodwill, of which $5,427 was assigned to the Outsourcing segment, with the remainder of $14,365 assigned to the Consulting segment. The Company expects approximately one-half of the goodwill to be deductible for U.S. tax purposes. These acquisitions are not considered to be material to the Company, and, therefore, the inclusion of related pro forma information is not required.

7. Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, at September 30, 2003 and 2002, consisted of the following:

	2003	2002
Client receivables	**$278,966**	$219,126
Unbilled work in process	**189,607**	175,058
	$468,573	$394,184

An analysis of the activity in the client receivable and unbilled work in process allowances for the years ended September 30, 2003 and 2002, consisted of the following:

	2003	2002
Balance at beginning of year	**$ 16,160**	$ 14,540
Increase in allowances	**17,661**	31,453
Use of allowances	**(18,810)**	(29,833)
Balance at end of year	**$ 15,011**	$ 16,160

8. Marketable Securities

During fiscal 2001, the Company sold certain marketable equity securities which were classified as available-for-sale. The realized gain on these securities was $5,413 which was recorded in other expenses, net during the year ended September 30, 2001.

9. Financial Instruments

The Company does not enter into derivative transactions except in limited situations when there is a compelling reason to mitigate economic risk. On August 6, 2001, Hewitt purchased a £150 million foreign currency option to offset the foreign currency risk associated with its planned purchase of the benefits consulting business of Bacon & Woodrow for common stock with a value of £140 million. (See Note 6, Acquisitions.) The cost of the foreign currency option was $2,344, and it expired in May 2002. This instrument did not qualify for the hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, because SFAS No. 133 prohibits hedge accounting for a forecasted business combination. The instrument was marked to the spot rate and resulting gains or losses were recognized currently in other expenses, net. For the years ended September 30, 2002 and 2001, the loss on the option was $3,653 and the gain was $1,309, respectively. The Company had no derivative instruments outstanding at September 30, 2003.

10. Property and Equipment

As of September 30, 2003 and 2002, net property and equipment, which includes assets under capital leases, consisted of the following:

	2003	2002
Property and equipment:		
Buildings	**$ 90,328**	$ 89,414
Computer equipment	**255,723**	239,181
Telecommunications equipment	**110,569**	100,634
Furniture and equipment	**92,145**	84,347
Leasehold improvements	**81,912**	70,034
Total property and equipment	**630,677**	583,610
Less accumulated depreciation and amortization	**(393,201)**	(333,997)
Property and equipment, net	**$ 237,476**	$ 249,613

11. Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company adopted the provisions of SFAS No. 142 effective October 1, 2002. During the year ended September 30, 2003, no impairments were recognized.

The following is a summary of net income and income before taxes and owner distributions for the years ended September 30, 2002 and 2001, as adjusted to remove the amortization of goodwill:

	2002	2001
Net income in 2002 and income before taxes and owner distributions in 2001:		
As reported	$190,373	$183,182
Goodwill amortization, net of tax	730	782
As adjusted	$191,103	$183,964

The following is a summary of changes in the carrying amount of goodwill by segment for the years ended September 30, 2003 and 2002:

	Outsourcing Segment	Consulting Segment	Total
Balance at September 30, 2001	$ —	$ 8,506	$ 8,506
Additions	—	181,927	181,927
Amortization	—	(848)	(848)
Effect of changes in foreign exchange rates	—	11,701	11,701
Balance at September 30, 2002	—	201,286	201,286
Additions	**26,741**	**17,605**	**44,346**
Effect of changes in foreign exchange rates	—	**13,662**	**13,662**
Balance at September 30, 2003	**$26,741**	**$232,553**	**$259,294**

Goodwill, customer relationships, and trademark additions during the year ended September 30, 2003, resulted from acquisitions (see Note 6, Acquisitions) and goodwill also increased from an adjustment to the purchase price allocation related to an acquisition in Switzerland. Goodwill, customer relationships, and trademark additions during the year ended September 30, 2002 primarily resulted from the acquisition of the benefits consulting business of Bacon & Woodrow.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives. The following is a summary of intangible assets at September 30, 2003 and 2002:

	September 30, 2003			September 30, 2002		
Definite useful life	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Capitalized software	**$219,220**	**$124,166**	**$ 95,054**	$183,030	$93,945	$ 89,085
Trademarks	**11,517**	**2,962**	**8,555**	10,196	680	9,516
Customer relationships	**102,392**	**3,407**	**98,985**	—	—	—
Total	**$333,129**	**$130,535**	**$202,594**	$193,226	$94,625	$ 98,601
Indefinite useful life						
Customer relationships			—			$ 71,286
Total intangible assets			**$202,594**			$169,887

Capitalized software included $13,516 of additions from the Company's acquisitions of Cyborg and the Northern Trust Corporation's retirement consulting and administration business.

Amortization expense related to definite-lived intangible assets for the years ended September 30, 2003, 2002, and 2001, are as follows:

	2003	2002	2001
Capitalized software	**$32,234**	$24,679	$23,147
Trademarks	**2,210**	509	—
Customer relationships	**3,247**	—	—
Total	**$37,691**	$25,188	$23,147

During the fourth quarter of fiscal 2001, the Company also recorded a $26,469 non-recurring charge related to the discontinuation of software that had been used in the Sageo business.

Applying current foreign exchange rates, estimated amortization expense related to intangible assets with definite lives at September 30, 2003, for each of the years in the five-year period ending September 30, 2008 and thereafter, is as follows:

	Estimated Intangibles Amortization Expense
Fiscal year ending:	
2004	$ 39,716
2005	32,881
2006	26,095
2007	17,516
2008	10,865
2009 and thereafter	75,521
Total	$202,594

12. Other Assets

As of September 30, 2003 and 2002, other assets consisted of the following:

	2003	2002
Other assets:		
Prepaid long-term interest and service contracts	**$11,667**	$ 8,729
Investments in affiliated companies	**3,127**	6,747
Other assets	**$14,794**	$15,476

The Company has several prepaid long-term maintenance contracts for maintenance on computer software systems, that expire through June 2005. Benefits related to these long-term prepaid maintenance contracts are received over the contractual period, as designated. The long-term portion of the prepaid interest relates to prepaid lease obligations of the Company.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. During 2003, the Company acquired the controlling interests in joint venture investments in The Netherlands, India, and Singapore. See Note 6, Acquisitions, for additional information.

13. Debt

Debt at September 30, 2003 and 2002, consisted of the following:

	2003	2002
Unsecured lines of credit	**$ 15,852**	$ 29,501
Other foreign debt	**5,711**	4,417
Unsecured senior term notes	**147,000**	150,000
	168,563	183,918
Current portion	**33,000**	36,918
Long-term debt, less current portion	**$135,563**	$147,000

The principal portion of long-term debt becomes due as follows:

Fiscal year ending:	
2004	$ 33,000
2005	13,470
2006	24,067
2007	28,021
2008	17,005
2009 and thereafter	53,000
Total	$168,563

On September 27, 2002, the Company obtained two unsecured line of credit facilities. The 364-day facility provided for borrowings up to $70 million and expired on September 26, 2003. The three-year facility provided for borrowings up to $50 million. On September 29, 2003, the three-year facility was amended to provide for borrowings up to $75 million. Borrowings under the facility accrue interest at LIBOR plus 52.5 to 72.5 basis points or the prime rate, at the Company's option. Borrowings are repayable upon demand or at expiration of the facility on September 27, 2005. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under the facility. If the utilization under the facility exceeds 50% of the commitment, an additional utilization fee based on the utilization is assessed at a rate of 0.125% per annum. At September 30, 2003 and 2002, there was no outstanding balance on either facility.

On March 7, 2003, Hewitt entered into a contract with a lender to guarantee borrowings of its subsidiaries up to $13 million in multiple currency loans and letters of credit to replace its unsecured multi-currency line of credit, which the Company repaid in February 2003. On August 1, 2003, the contract was amended to increase the guarantee amount to $20 million. There is no fixed termination date on this contract. This contract allows Hewitt subsidiaries to secure financing at rates based on Hewitt's creditworthiness; however, the terms and conditions of the financing for each of our foreign offices have not yet been finalized with the lender. On March 17, 2003, the Company's subsidiary, the Lincolnshire Insurance Company, obtained a $6 million letter of credit under this contract. There were no borrowings under the contract or draws against the letter of credit as of September 30, 2003.

On October 16, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $10,000 bears interest at 7.65%, and is repayable on October 15, 2005; $15,000 bears interest at 7.90%, and is repayable on October 15, 2010.

On July 7, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $15,000 bears interest at 7.93%, and is repayable on June 30, 2007; $10,000 bears interest at 8.11%, and is repayable on June 30, 2010.

On March 30, 2000, the Company issued $50,000 of unsecured senior term notes to various note holders. Of this amount, $15,000 bears interest at 7.94% and is repayable in annual installments beginning March 2003 through March 2007. The first of the annual installments was paid in March 2003 in the amount of $3,000. The remaining $35,000 bears interest at 8.08% and is repayable in annual installments beginning March 2008 through March 2012.

On February 23, 1998, the Company obtained an unsecured multi-currency line of credit with banks permitting borrowings up to $10,000 at a multi-currency interbank interest rate plus 75 basis points, ranging from 0.75% to 5.21% as of September 30, 2002. At September 30, 2002, short-term borrowings under the multi-currency line of credit were $5,972. The drawn amounts were denominated in foreign currencies, and have been translated at the exchange rate in effect at September 30, 2002. All outstanding balances on the unsecured multi-currency line of credit were repaid in full at the expiration of the facility on February 28, 2003. In addition, Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, has an unsecured British pound sterling line of credit permitting borrowings of up to £20 million until July 30, 2003, and £17 million thereafter until expiration of the facility on January 31, 2004. As of September 30, 2003 and 2002, the outstanding balance was £9,500 and £14,987, respectively, equivalent to $15,852 and $23,529, respectively, with interest at a rate of 4.53% and 4.85%, respectively. Other foreign debt outstanding at September 30, 2003 and 2002 totaled $5,711 and $4,417, respectively, pursuant to local banking relationships.

On May 30, 1996, the Company issued unsecured senior term notes to various note holders in the amount of $50,000, bearing interest at 7.45%. The notes are repayable in annual installments beginning May 2004 through May 2008.

On May 28, 1996, the Company obtained an unsecured seven-year term loan agreement with various banks in the amount of $30,000, bearing interest at 6.50%. The Company paid interest on a quarterly basis through June 30, 2002. On July 31, 1998, the Company also began to make monthly principal payments which continued through June 30, 2002, at which time, the Company paid the remaining principal balance.

Various debt agreements call for the maintenance of specified financial ratios, among other restrictions. At September 30, 2003 and 2002, the Company was in compliance with all debt covenants.

14. Lease Agreements

The Company has obligations under long-term non-cancelable lease agreements, principally for office space, furniture, and equipment, with terms ranging from one to twenty years. Some of the leases are with related parties (see Note 15, Related Party Transactions).

Capital Leases

Capital lease obligations at September 30, 2003 and 2002, consisted of the following:

	2003	2002
Building capital leases	**$85,813**	$87,822
Computer and telecommunications equipment	**3,980**	12,663
	89,793	100,485
Current portion	**6,602**	11,572
Capital lease obligations, less current portion	**$83,191**	$88,913

The Company's two building capital leases are payable in monthly installments at 7.33% interest and expire in April 2017 and May 2017.

The Company's computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment and are payable typically over three to five years in monthly or quarterly installments and at various interest rates ranging from 5.84% to 7.97%.

The following is a schedule of minimum future rental payments required as of September 30, 2003, under capital leases which have an initial or remaining non-cancelable lease term in excess of one year:

Capital Leases:	Principal	Interest	Total
Fiscal year ending:			
2004	$ 6,602	$ 6,260	$ 12,862
2005	3,218	5,975	9,193
2006	3,743	5,735	9,478
2007	4,097	5,463	9,560
2008	4,604	5,156	9,760
2009 and thereafter	67,529	25,260	92,789
Total minimum lease payments	$89,793	$53,849	$143,642

Operating Leases

The Company also has various third-party operating leases for office space, furniture, and equipment with terms ranging from one to twenty years. The Company has various office leases that grant a free rent period and have escalating rents. The Company also has leases that have lease renewal provisions. The accompanying consolidated and combined statements of operations reflect all rent expense on a straight-line basis over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations.

The following is a schedule of minimum future rental payments which are required as of September 30, 2003, under operating leases with an initial or remaining non-cancelable lease terms in excess of one year:

Operating Leases:	Third Party	Related Party	Total
Fiscal year ending:			
2004	$ 50,204	$ 33,764	$ 83,968
2005	42,140	33,017	75,157
2006	37,744	33,281	71,025
2007	29,542	33,577	63,119
2008	22,903	33,786	56,689
2009 and thereafter	133,032	297,603	430,635
Total minimum lease payments	$315,565	$465,028	$780,593

Total rental expense for operating leases amounted to $104,094 in 2003, $103,958 in 2002, and $86,696 in 2001.

15. Related Party Transactions

The Company entered into real estate transactions as described below with Hewitt Holdings and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, and Hewitt Properties VII LLC, The Bayview Trust, and Overlook Associates (an equity method investment of Hewitt Holdings). The following related party leases were outstanding during the years ended September 30, 2003 and 2002:

Holdings Property Entities	Location	Commencement Date	Expiration Date
Hewitt Holdings LLC	Rowayton, Connecticut	October 1994	November 2001
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Hewitt Properties VII*	Norwalk, Connecticut	September 2001	September 2017
The Bayview Trust*	Newport Beach, California	June 2002	May 2017
Overlook Associates	Lincolnshire, Illinois	**	**

*Hewitt Holdings sold its interest in the Norwalk property in April 2002 and its interest in the Newport Beach property in March 2003, as such, these leases are no longer held by a related party, but remain capital leases of the Company.

**The Company has several leases with Overlook Associates, the first began in 1989 and the last expires in 2017.

Total lease payments were $34,105 in 2003, $40,053 in 2002, and $39,436 in 2001. The leases were entered into on terms comparable to those which could have been obtained on an arm's length basis. The historical cost of the real property owned by the Holdings property entities aggregates to $357,114 and $394,068 in 2003 and 2002, respectively. The investment in these properties was funded through capital contributions by Hewitt Holdings and third-party debt. Total outstanding debt owed to third parties by these related parties totaled $273,619 and $285,298 in 2003 and 2002, respectively. The debt is payable over periods that range from two to seventeen years, and bears fixed interest rates that range from 5.58% to 7.93%. This debt is not reflected on the Company's balance sheet as it is an obligation of Hewitt Holdings and its related parties, and is not an obligation of the Company. Substantially all of the activities of the Hewitt Holdings property entities involve assets that are leased to the Company. The Company does not guarantee the debt related to these properties.

In April 2002, Hewitt Properties VII sold the Norwalk, Connecticut property and the Company entered into a 15-year capital lease with the purchaser to lease the office space. The Company recorded a $65,000 increase to both property and long-term debt to record this long-term lease obligation.

In June 2002, the Company entered into a 15-year capital lease with The Bayview Trust to lease office space in Newport Beach, California. The Company recorded a $23,944 increase to both property and long-term debt to record this long-term lease obligation. On March 7, 2003, The Bayview Trust sold the property in Newport Beach, California, and the Company's lease was assigned to the third-party purchaser of the building.

From May 31, 2002, through September 30, 2007, Hewitt Associates LLC will provide certain support services to Hewitt Holdings, primarily in the financial, real estate, and legal departments, as may be requested by Hewitt Holdings from time to time. Hewitt Holdings will pay Hewitt Associates LLC an annual fee of $50 for basic services. Hewitt Associates LLC may charge Hewitt Holdings separately for additional services on a time and materials basis. Through September 30, 2003, all services Hewitt Associates LLC has provided under the services agreement, totaling $425 in 2003 and $17 in 2002, have been paid by Hewitt Holdings.

The consolidated and combined statements of operations include expenses that have been allocated to the Company by Hewitt Holdings on a specific identification basis. Management believes these allocations and charges are reasonable and that such expenses would not have differed materially had the Company operated on a stand-alone basis.

16. Retirement Plans

Employee 401(k) and Profit Sharing Plan

The Company has a qualified 401(k) and profit sharing plan for its eligible employees. Under the plan, Hewitt makes annual contributions equal to a percentage of participants' total cash compensation and may make additional contributions in accordance with the terms of the plan. Additionally, employees may make contributions in accordance with the terms of the plan, with a portion of those contributions matched by the Company. In 2003, 2002, and 2001, profit sharing plan expenses were $53,980, $66,005, and $58,547, respectively.

Defined Benefit Plans

With the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow, the Company acquired a defined benefit pension plan, which was closed to new entrants in 1998 and provides retirement benefits to eligible employees. The Company also has other smaller defined benefit pension plans to provide benefits to eligible employees. It is the Company's policy to fund in accordance with local practice and legislation.

Healthcare Plans

The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and service requirements. The health benefit plans covering substantially all U.S. and Canadian employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

The following tables provide a reconciliation of the changes in the defined benefit and healthcare plans' benefit obligations and fair value of assets for the years ended September 30, 2003 and 2002, and a statement of funded status as of September 30, 2003 and 2002.

	Pension Benefits		Health Benefits	
	2003	2002	2003	2002
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$ 63,413**	$ 1,028	**$ 8,553**	$ 3,603
Acquisitions	**41,172**	51,985	**—**	—
Service cost	**5,784**	809	**803**	608
Interest cost	**4,107**	1,113	**597**	336
Plan amendments	**—**	—	**404**	—
Actuarial losses	**9,318**	4,370	**1,463**	4,054
Benefit payments	**(1,336)**	(218)	**(193)**	(48)
Changes in foreign exchange rates	**6,175**	4,326	**—**	—
Benefit obligation, end of year	**$128,633**	$ 63,413	**$ 11,627**	$ 8,553
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$ 39,079**	$ —	**$ —**	$ —
Acquisitions	**38,118**	39,796	**—**	—
Actual return on plan assets	**2,269**	(3,743)	**—**	—
Employer contribution	**5,852**	279	**193**	48
Benefit payments	**(1,336)**	(218)	**(193)**	(48)
Changes in foreign exchange rates	**3,768**	2,965	**—**	—
Fair value of plan assets, end of year	**$ 87,750**	$ 39,079	**$ —**	$ —
Reconciliation of Accrued Obligation and Total Amount Recognized				
Unfunded status	**$ (40,883)**	$(24,334)	**$(11,627)**	$(8,553)
Unrecognized net loss	**21,889**	9,420	**3,699**	2,302
Unrecognized prior service cost	**—**	—	**2,798**	2,554
Unrecognized transition obligation	**—**	—	**492**	525
Minimum pension liability	**(1,023)**	(690)	**—**	—
Net amount recognized, end of year	**$ (20,017)**	$(15,604)	**$ (4,638)**	$(3,172)

The assumptions used in the measurement of our benefit obligations as of June 30, 2003 and 2002 are as follows:

	Pension Benefits		Health Benefits	
	2003	2002	2003	2002
Weighted-average Assumptions:				
Discount rate	**4.85%**	5.70%	**6.00%**	7.00%
Expected return on plan assets	**5.51%**	6.50%	**N/A**	N/A
Rate of compensation increase	**3.40%**	3.00%	**N/A**	N/A

The health plan provides flat dollar credits based on years of service and age at retirement. There is a small group of grandfathered retirees who receive postretirement medical coverage at a percentage of cost. The liabilities for these retirees are valued assuming a 11.5% health care cost trend rate for 2003. The rate was assumed to decrease gradually to 6.0% in 2014 and remain at that level thereafter.

The components of net periodic benefit costs for the three years ended September 30, 2003 include:

	Pension Benefits		Health Benefits		
	2003	2002	2003	2002	2001
Components of Net Periodic Benefit Cost					
Service cost	**$ 5,784**	$ 809	**$ 803**	$ 608	$351
Interest cost	**4,107**	1,148	**597**	336	201
Expected return on plan assets	**(3,411)**	(1,041)	—	—	—
Amortization of:					
–Unrecognized prior service cost	—	—	**160**	—	—
–Unrecognized loss	—	—	**66**	68	1
–Transition obligation	—	—	**33**	33	33
Net periodic benefit cost	**$ 6,480**	$ 916	**$1,659**	$1,045	$586

The effect of a one percentage point increase or decrease in the assumed health care cost trend rates on total service and interest costs and the postretirement benefit obligation are provided in the following table.

	2003	2002
Effect of 1% Change in the Assumed Health Care Cost Trend Rates		
Effect of 1% increase on:		
–Total of service and interest cost components	**$ 4**	$ 2
–Benefit obligation	**64**	62
Effect of 1% decrease on:		
–Total of service and interest cost components	**$ (4)**	$ (2)
–Benefit obligation	**(59)**	(57)

17. Stock-Based Compensation Plans

In 2002, the Company adopted the Hewitt Global Stock and Incentive Compensation Plan (the "Plan") for associates and directors. The incentive compensation plan is administered by the Compensation and Leadership Committee of the Board of Directors of the Company (the "Committee"). Under the Plan, associates and directors may receive awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and cash-based awards. As of September 30, 2003, only restricted stock and restricted stock units and nonqualified stock options have been granted. A total of 25,000,000 shares of Class A common stock has been reserved for issuance under the Plan. As of September 30, 2003, there were 11,880,851 shares available for grant under the Plan.

Restricted Stock and Restricted Stock Units

In connection with the initial public offering, the Company granted 5,789,908 shares of Class A restricted stock and restricted stock units to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights. The one-time initial public offering-related awards were valued at $110,141 on the June 27, 2002 grant date (a weighted price of $19.02 per share) and recognized as unearned compensation within stockholders' equity. Over the six-month and four-year vesting periods, the unearned compensation is being recognized as compensation expense. For the years ended September 30, 2003 and 2002, compensation expense for the initial public offering restricted stock awards was $39,010 and $27,525, respectively, representing amortization and applicable payroll taxes for the respective periods. On December 31, 2002, 1,967,843 shares of restricted stock vested and 91,458 restricted stock units vested and such restricted stock units were converted to Class A common stock and cash. Additionally, on June 27, 2003, 833,091 shares of restricted stock vested and 48,827 restricted stock units vested and such restricted stock units were converted to Class A common stock and cash. The Company withheld 269,873 shares of such Class A common stock from the vested shares for the payment of the payroll taxes of the employees associated with the vesting of such restricted stock and restricted stock units on June 27, 2003. The shares were withheld by the Company at an average cost of $22.80 and were recorded as treasury stock. As of September 30, 2003, the remaining $45,534 of unearned compensation plus related payroll taxes will be recognized as initial public offering restricted stock awards compensation expense as the awards vest through June 27, 2006.

Stock Options

The Committee may grant both incentive stock options and nonqualified stock options to purchase shares of Class A common stock. Subject to the terms and provisions of the plan, stock options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to directors. The stock option price is determined by the Committee, provided that for stock options issued to participants in the United States, the stock option price should not be less than 100% of the fair market value of the underlying shares on the date the stock option is granted and no stock option should be exercisable later than the tenth anniversary of its grant. The nonqualified stock options vest over a period of four years and expire in ten years. The following table summarizes stock option activity during 2003 and 2002:

	2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of fiscal year	**4,089,003**	**$19.29**	—	$ —
Granted	**3,844,793**	**24.19**	4,106,703	19.29
Exercised	**(35,808)**	**19.00**	—	—
Forfeited	**(105,999)**	**20.11**	(17,700)	19.00
Outstanding at end of fiscal year	**7,791,989**	**$21.70**	4,089,003	$19.29
Exercisable options outstanding at end of fiscal year	**1,106,256**	**$19.42**	—	$ —

The weighted-average estimated fair market value of employee stock options granted during 2003 and 2002 was $8.59 and $6.50 per share, respectively. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock. The following table summarizes information about stock options outstanding at September 30, 2003.

	Outstanding Options			Exercisable Options	
Reasonable price range groupings:	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Term (Years)	Number Outstanding	Weighted-Average Exercise Price
$19.00	3,726,037	$19.00	8.7	1,026,936	$19.00
$23.50–$28.00	4,017,465	24.08	9.7	77,919	24.69
$32.45	48,487	32.45	9.2	1,401	32.45
	7,791,989	$21.70	9.2	1,106,256	$19.42

18. Legal Proceedings

The Company is occasionally subject to lawsuits and claims arising in the normal conduct of business. Management does not expect the outcome of any pending matter to have a material adverse affect on the business, financial condition, or results of operations of the Company.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products or receipt of our services. The Company evaluates estimated losses for such indemnifications under SFAS 5, *Accounting for Contingencies*, as interpreted by FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Management considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. As of September 30, 2003, the Company had no outstanding claims and was not subject to any pending litigation alleging that the Company's products or services infringe the intellectual property rights of any third parties.

19. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following components:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Net Unrealized Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
As of September 30, 2000	$ (528)	$ —	$ 2,191	$ 1,663
Other comprehensive income (loss)	(239)	—	(2,191)	(2,430)
As of September 30, 2001	(767)	—	—	(767)
Other comprehensive income (loss)	17,648	(690)	—	16,958
As of September 30, 2002	16,881	(690)	—	16,191
Other comprehensive income (loss)	**22,699**	**(333)**	—	**22,366**
As of September 30, 2003	**$39,580**	**$(1,023)**	**$ —**	**$38,557**

20. Income Taxes

Prior to the Company's transition to a corporate structure, no provision for income taxes was made as the liability for such taxes were that of the former owners. As a result of the Company's transition to a corporate structure on May 31, 2002, a tax expense of $21,711 was recognized in fiscal 2002 related to deferred tax assets and liabilities recorded in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*, arising from temporary differences between the book and tax basis of the Company's assets and liabilities at the date of transition.

For the year ended September 30, 2003 and for the four-month period subsequent to the transition to a corporate structure in fiscal 2002, the Company's provision for income taxes aggregated $66,364 and $11,342 ($33,053 income tax expense less the $21,711 tax expense related to the transition to a corporate structure), respectively, and consisted of the following:

	2003			2002		
	Current	Deferred	Total	Current	Deferred	Total
U.S. Federal	**$24,018**	**$31,931**	**$55,949**	$25,740	$(16,108)	$ 9,632
State and local	**3,808**	**4,254**	**8,062**	4,808	(3,314)	1,494
Foreign	**2,353**	—	**2,353**	216	—	216
	$30,179	**$36,185**	**$66,364**	$30,764	$(19,422)	$11,342

At September 30, 2003 and 2002, the Company had income taxes payable of $17,401 and income taxes receivable of $2,091, respectively. Payments for the current federal income tax liability for 2003 will be reduced by approximately $12,000 for the vesting of restricted stock and restricted stock units and the exercise of nonqualified stock options. The tax benefit resulting from the vesting of the restricted stock and stock units and the exercise of these options has been credited to additional paid-in capital. Income tax expense for the period subsequent to transition differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before taxes ($160,641 for the year ended September 30, 2003, and $10,361 for the period June 1, 2002 through September 30, 2002) as a result of the following:

	2003	2002
Provision for taxes at U.S. federal statutory rate	**$56,224**	$ 3,626
Increase (reduction) in income taxes resulting from:		
Costs of transition to corporate structure	—	4,530
State and local income taxes, net of federal income tax benefit	**5,040**	972
Nondeductible expenses	**839**	592
Foreign earnings taxed at varying rates and foreign losses not tax effected	**2,923**	1,401
Other	**1,338**	221
	$66,364	$11,342

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2003	2002
Deferred tax assets:		
Accrued expenses	**$ 20,181**	$ 23,910
Foreign tax loss carryforwards	**27,579**	27,859
Other	**12,505**	3,176
	60,265	54,945
Valuation allowance	**(27,579)**	(27,859)
	$ 32,686	$ 27,086
Deferred tax liabilities:		
Compensation and benefits	**$ 12,286**	$ 15,805
Income deferred for tax purposes	**3,332**	2,282
Goodwill amortization	**27,633**	1,460
Depreciation and amortization	**10,273**	5,583
Other	**17,638**	4,245
	$ 71,162	$ 29,375

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the foreign net operating loss carryforwards which expire in 2004 through 2018. Foreign taxable loss for the year ended September 30, 2003, and for the four-month period ended September 30, 2002 was $11,922 and $21,477, respectively. Consolidated taxable income for the year ended September 30, 2003, and for the four-month period ended September 30, 2002, was $163,263 and $26,457, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

21. Segments and Geographic Data

Under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods, and use of technology. The two segments are Outsourcing and Consulting.

- **Outsourcing**—Hewitt applies its human resources expertise and employs its integrated technology systems to administer its clients' human resource programs: benefits, payroll, and workforce management. Benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans), and defined benefit (such as pension plans). The Company's recent acquisition of Cyborg expands Hewitt's outsourcing service offering to include payroll administration, allows Hewitt to provide clients with a stand-alone payroll service, and, importantly, enables Hewitt to offer a comprehensive range of human resources services. Hewitt's payroll services include installed payroll software and fully outsourced processing. Hewitt's workforce management outsourcing services include workforce administration, rewards management, recruiting and staffing, performance management, learning and development, and talent management.

- **Consulting**—Hewitt provides a wide array of consulting and actuarial services covering the design, implementation, communication, and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

Hewitt operates many of the administrative and support functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the outsourcing and consulting businesses. These shared services include information systems, human resources, general office support and space management, overall corporate management, finance, and legal services. Additionally, Hewitt utilizes a client development group that markets the entire spectrum of its services and devotes resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of the administrative and marketing functions are not allocated to the business segments, rather, they are included in unallocated shared costs. The costs of information services, human resources and the direct client delivery activities provided by the client development function are, however, allocated to the Outsourcing and Consulting segments on a specific identification basis or based on usage and headcount.

The table below presents information about the Company's reportable segments for the periods presented:

	Year Ended September 30,		
	2003	2002	2001
Outsourcing[1][2]			
Revenues before reimbursements (net revenues)	**$1,247,234**	$1,115,462	$ 951,884
Segment income before the non-recurring software charge[3]	**245,905**	272,702	164,425
Segment income[3]	**245,905**	272,702	137,956
Net client receivables and work in process	**258,815**	193,996	
Goodwill and certain intangible assets	**53,837**	—	
Deferred contract costs	**140,418**	128,172	
Consulting[4]			
Revenues before reimbursements (net revenues)	**$ 734,422**	$ 600,735	$ 523,777
Segment income[3]	**136,380**	161,787	168,766
Net client receivables and work in process	**209,758**	200,188	
Goodwill and certain intangible assets	**312,996**	282,088	
Deferred contract costs	**—**	—	
Total Company			
Revenues before reimbursements (net revenues)	**$1,981,656**	$1,716,197	$1,475,661
Reimbursements	**49,637**	33,882	26,432
Total revenues	**$2,031,293**	$1,750,079	$1,502,093
Segment income before the non-recurring software charge[3]	**$ 382,285**	$ 434,489	$ 333,191
Non-recurring software charge	**—**	—	26,469
Segment income[3]	**382,285**	434,489	306,722
Charges not recorded at the Segment level:			
One-time charges[5]	**—**	26,143	—
Initial public offering restricted stock awards[6]	**39,010**	27,525	—
Unallocated shared costs[3]	**165,294**	140,501	121,020
Operating income[3]	**$ 177,981**	$ 240,320	$ 185,702
Net client receivables and work in process	**$ 468,573**	$ 394,184	
Goodwill and certain intangible assets	**366,833**	282,088	
Deferred contract costs	**140,418**	128,172	
Assets not reported by segment	**621,982**	543,074	
Total assets	**$1,597,806**	$1,347,518	

[1]On June 5, 2003, the Company acquired Cyborg and on June 15, 2003, the Company acquired substantially all of the assets of NTRC. As such, their results are included in the Company's results from the respective acquisition dates.

[2]The fiscal year 2001 Outsourcing results include the results of Sageo prior to the decision to transition Sageo clients from Sageo's website to the Total Benefits Administration™ web interface. In the year ended September 30, 2001, stand-alone company expenses were eliminated, Sageo website development spending ceased and the Sageo employees who worked within the stand-alone Sageo operation were terminated or redeployed. Sageo contributed $10,342 of Outsourcing net revenues and reduced Outsourcing segment income by $73,462 for the year ended September 30, 2001.

[3]Prior to May 31, 2002, owners were compensated through distributions of income. In connection with the Company's transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation as compensation and related expenses in arriving at segment income.

[4]On June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in the Company's Consulting segment's results from the acquisition date.

[5]In connection with the Company's transition to a corporate structure, the following one-time charges were incurred: a) $8,300 of non-recurring compensation expense related to the establishment of a vacation liability for its former owners and b) $17,843 of non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who receive less than their proportional share of stock.

[6]Compensation expense of $39,010 and $27,525 for the years ended September 30, 2003 and 2002, respectively, related to the amortization of initial public offering restricted stock awards.

Revenues and long-lived assets for the years ended September 30 are indicated below. Revenues are attributed to geographic areas based on the country where the associates perform the services. Long-lived assets include net property and equipment, deferred contract costs, goodwill, and intangible assets, such as capitalized software.

	Year Ended September 30,		
	2003	2002	2001
Revenues			
United States	**$1,687,861**	$1,571,747	$1,380,991
United Kingdom	**210,515**	84,313	30,017
All Other Countries	**132,917**	94,019	91,085
Total	**$2,031,293**	$1,750,079	$1,502,093
Long-Lived Assets			
United States	**$ 498,989**	$ 445,131	
United Kingdom	**313,754**	296,862	
All Other Countries	**38,706**	15,694	
Total	**$ 851,449**	$ 757,687	

22. Regulated Subsidiary

Hewitt Financial Services LLC ("HFS"), a wholly-owned subsidiary of the Company, is a registered U.S. broker-dealer. HFS is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has elected to compute its net capital in accordance with the "Alternative Standard" of that rule. As of September 30, 2003 and 2002, HFS had regulatory net capital, as defined, of $2,402 and $1,641, respectively, which exceeded the amounts required by $2,397 and $1,636, respectively.

Corporate and Shareholder Information

Board of Directors

Dale L. Gifford
Chairman and Chief Executive Officer
Hewitt Associates, Inc.

Bryan J. Doyle
Outsourcing—Line of Business Leader
Hewitt Associates, Inc.

Cheryl A. Francis[1*]
Former Executive Vice President and
Chief Financial Officer
R.R. Donnelley & Sons Company,
a print media company

Julie S. Gordon
Retirement and Financial Management
Market Leader
Hewitt Associates, Inc.

Daniel J. Holland
Chief Operating Officer and
Manager—North America Region
Hewitt Associates, Inc.

Michele M. Hunt[2*,3*]
Founder and President
Vision & Values,
a leadership and organizational
development firm

James P. Kelly[1,2,3]
Former Chairman and
Chief Executive Officer
United Parcel Service,
a package distribution company

Cary D. McMillan[1,2,3]
Chief Executive Officer
Sara Lee Branded Apparel
Executive Vice President
Sara Lee Corporation,
leading branded consumer packaged
goods companies

Alberto Santos, Jr.
Market Group Leader—Middle Market
Hewitt Associates, Inc.

Judith A. Whinfrey
Managing Consultant
Hewitt Associates, Inc.

Board Committees:
[1] Audit
[2] Compensation and Leadership
[3] Nominating and Corporate Governance
[*] Denotes Committee Chairman

Senior Management

Dale L. Gifford[†]
Chairman and Chief Executive Officer

Sanjiv K. Anand
Chief Technology Applications Officer

John L. Anderson
Talent and Organization Consulting—
Line of Business Leader

Bettye B. Baldwin
Manager—Latin America Region

Michael J. Bennett
Manager—Asia-Pacific Region

Perry O. Brandorff[†]
Manager—Europe Region

Jack E. Bruner
Health Management—
Line of Business Co-Leader

Monica M. Burmeister[†]
Retirement and Financial Management—
Line of Business Leader

Perry H. Cliburn
Chief Information Officer

Dan A. DeCanniere[†]
Chief Financial Officer

Bryan J. Doyle[†]
Outsourcing—Line of Business Leader

Daniel J. Holland[†]
Chief Operating Officer and
Manager—North America Region

Maureen A. Kincaid
Health Management—
Line of Business Co-Leader

Stephen D. King
Chief Human Resources Officer

Michael R. Lee[†]
North America Market Groups Leader

Richard D. Moore
Market Group Leader—
U.K. & Ireland Market Group

Mark A. Murray
Market Group Leader—
West U.S. Market Group

Christopher S. Palmer
Market Group Leader—
East U.S. Market Group

John M. Ryan[†]
Chief Administrative Officer and
Corporate Development Leader

Richele A. Soja
Market Group Leader—
Central U.S. Market Group

[†] Executive Officer as defined by Securities and Exchange Commission regulations

Corporate Headquarters
Mailing Address
100 Half Day Road
Lincolnshire, IL 60069
(847) 295-5000

Internet Web Site Address
www.hewitt.com

Stock Listing
New York Stock Exchange
Trading symbol: HEW

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(877) 282-1168
www.equiserve.com

Hewitt Associates Employee
OneShares Programs
Smith Barney
Three First National Plaza
Suite 5100
Chicago, IL 60602
(800) 523-2085
www.benefitaccess.com

Annual Meeting of Stockholders
January 28, 2004—9:00 a.m.
The University of Chicago
Gleacher Center; 6th Floor
450 North Cityfront Plaza Drive
Chicago, IL 60611

Investor Relations
Securities analysts, investment professionals, and stockholders should direct their questions to:
Investor Relations
(888) 439-6397

Community Relations
For information regarding Hewitt Associates' community relations programs and the Hewitt Associates Foundation, please direct inquiries to:
Community Relations
Hewitt Associates
100 Half Day Road
Lincolnshire, IL 60069

Public Relations
News media and trade publications should direct their inquiries to:
Public Relations
(847) 295-5000

Making a Difference: Hewitt, Diversity, and the Community

Hewitt's commitment to helping make the world a better place to work extends beyond the doors of our offices to the communities in which we live. It embraces the ideal of diversity.

We are a part of our communities. We serve their businesses and hire their people. And we work to make our communities strong. Hewitt volunteers support a variety of community development efforts. We support education, actively share our skills and expertise, and help prepare young people to take a productive place in society. We stand by those in need.

Our support includes grants, matching gifts, partnerships with community organizations, service on community boards, volunteer activities, and pro-bono human resources consulting. Each year, our associates are eligible for two days off, with pay, to take part in programs that benefit their communities. Run by associates, the Hewitt Associates Foundation supports more than 100 associate-nominated not-for-profit agencies. Our separate Corporate Social Responsibility program partners with nearly a dozen organizations focused on building tomorrow's diverse workforce, with services ranging from one-on-one tutoring and classroom teaching to affordable housing and leadership development, and racial understanding and reconciliation.

Diversity enriches all of us. Diversity of thought, backgrounds, and experiences broadens our perspectives and enables us to see new solutions. We are committed to attracting, hiring, and developing a workforce as diverse as the world markets we serve—and to increasing diversity in middle and upper management. We work closely with community, academic, governmental, and corporate organizations to channel diverse talent into the business. In our consulting and outsourcing work, we take into account the varying needs of our clients' diverse workforces. We sponsor networking opportunities for diverse communities within Hewitt, offer domestic partner benefits, recruit at more than a dozen historically black colleges, and help sponsor a wide range of associations and meetings aimed at building a diverse workforce—and a richer, more rewarding world.

Hewitt Associates, Inc.